DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENU
7500

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG



SUPPL

File No. 82-4939

June 5, 2006

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
JUN 5 2006
WASH, D.C. 156 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the English translations of the following :

- English translation of the 2005 Annual Corporate Governance Report which was filed with the CNMV on February 27, 2006.

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

Best regards,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

(NY) 07945/001/12G06/05.09.sec.doc

File No. 82-4939

ANNEX I

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED COMPANIES

IDENTIFICATION DETAILS OF ISSUER

YEAR 2005

Tax ID number
A28606556

Company name:

GRUPO FERROVIAL, S.A.

Business address:

PRÍNCIPE DE VERGARA 135
MADRID
MADRID
28002
MADRID

ANNUAL CORPORATE GOVERNANCE REPORT FORM
LISTED COMPANIES

For a better understanding of the form and its subsequent completion, it is necessary to read the instructions at the end of this report.

A OWNERSHIP STRUCTURE

A.1. Complete the next table about the company's ownership structure:

Date of latest amendment	Share capital (€)	Number of shares
31-03-2000	140.264.743,00	140.264.743

If there are different types of shares, please indicate this in the next table:

Class	Number of shares	Unit par value

A.2. Detail of direct and indirect owners of significant stakes, and of their stake at year-end, excluding directors:

Name of shareholder	Number of direct shares	Number of indirect shares (*)	% of total share capital

(*) Through:

Name of direct owner of stake	Number of direct shares	% of share capital
Total:		

Indicate significant changes in the ownership structure in the year:

Name of shareholder	Transaction date	Description of transaction

A.3. Complete the next tables regarding the members of the company's board of directors who own shares in the company:

Name of director	Date of first appointment	Date of latest appointment	Number of direct shares	Number of indirect shares (*)	% of total share capital

RAFAEL DEL PINO Y CALVO-SOTELO [(1) SEE NOTE IN SECTION G]	09-01-1992	21-03-2003	5,551	0	0.004
SANTIAGO BERGARECHE BUSQUET	23-02-1999	18-03-2005	606,372	0	0.432
JAIME CARVAJAL URQUIJO	23-02-1999	18-03-2005	10,813	390	0.008
JOAQUIN AYUSO GARCIA	22-03-2002	18-03-2005	5,476	0	0.004
FERNANDO DEL PINO Y CALVO-SOTELO [(1) SEE NOTE IN SECTION G]	23-02-1999	18-03-2005	4,384	0	0.003
PORTMAN BAELA, S.L., REPRESENTED BY EDUARDO TRUEBA CORTÉS	29-06-2000	21-03-2003	56,859,157	0	40.537
CASA GRANDE DE CARTAGENA, S.L., REPRESENTED BY MARÍA DEL PINO Y CALVO-SOTELO [(1) SEE NOTE IN SECTION G]	21-03-2003	21-03-2003	24,934,169	0	17.777
JUAN ARENA DE LA MORA	29-06-2000	21-03-2003	5,044	0	0.004
SANTIAGO EGUIDAZU MAYOR	26-01-2001	21-03-2003	4,607	891	0.004
GABRIELE BURGIO	31-05-2002	18-03-2005	4,545	0	0.003
JOSE MARIA PEREZ TREMPS	09-01-1992	21-03-2003	4,748	0	0.003

(*) Through:

Name of direct owner of stake	Number of direct shares
FAMILY MEMBERS OF INDIRECT OWNERS	390
FAMILY MEMBERS OF INDIRECT OWNERS	891
Total:	**1,281**

Total % of share capital owned by the board of directors	58.779

Complete the next tables regarding the members of the company's board of directors who own stock options in the company:

Name of director	Number of direct stock options	Number of indirect stock options	Number of equivalent shares	% of total share capital
RAFAEL DEL PINO Y CALVO-SOTELO	300,000	0	300,000	0.214
JOAQUIN AYUSO GARCIA	300,000	0	300,000	0.214
JOSE MARIA PEREZ TREMPS	130,000	0	130,000	0.093

A.4. Indicate any family, commercial, contractual or business relationships among owners of significant stakes, insofar as they are known by the company, unless they are insignificant or are derived from ordinary commercial transactions:

Names of related parties	Type of relationship	Brief description
Portman Baela, S.L./Casa Grande de Cartagena, S.L.	Family Corporate	ACCORDING TO THE NOTIFICATION TO THE CNMV AND TO THE COMPANY ITSELF, ON 24 NOVEMBER 2005 THE CONCERTED FAMILY GROUP FORMED BY RAFAEL DEL PINO Y MORENO AND HIS CHILDREN (MARÍA, RAFAEL, JOAQUIN, LEOPOLDO AND FERNANDO DEL PINO Y CALVO-SOTELO) INDIRECTLY CONTROLLED (THROUGH PORTMAN BAELA, S.L. AND CASA GRANDE DE CARTAGENA, S.L.) 58.314% OF GRUPO FERROVIAL, S.A.

A.5. Indicate any commercial, contractual or corporate relationships between owners of significant stakes and the company, unless they are insignificant or are derived from ordinary commercial transactions:

Names of related parties	Type of relationship	Brief description
PORTMAN BAELA S.L.	Corporate	DIRECTOR OF GRUPO FERROVIAL, S.A.
CASA GRANDE DE CARTAGENA, S.L.	Corporate	DIRECTOR OF GRUPO FERROVIAL, S.A.
RAFAEL DEL PINO Y MORENO	Corporate	HONORARY CHAIRMAN OF GRUPO FERROVIAL
RAFAEL DEL PINO Y CALVO-SOTELO	Corporate	CHAIRMAN AND CEO OF GRUPO FERROVIAL, S.A.
FERNANDO DEL PINO Y CALVO-SOTELO	Corporate	DIRECTOR OF GRUPO FERROVIAL, S.A.
MARIA DEL PINO Y CALVO-SOTELO	Corporate	REPRESENTING CASA GRANDE DE CARTAGENA, S.L.
LEOPOLDO DEL PINO Y CALVO-SOTELO	Contractual	GENERAL MANAGER OF CINTRA APARCAMIENTOS, S.A.

A.6. Indicate shareholders' agreements that have been notified to the company:

Persons involved in shareholders' agreements	% of share capital affected	Brief description of agreement
	0.000	THE COMPANY IS NOT AWARE OF ANY SHAREHOLDERS' AGREEMENTS.

Indicate any concerted actions among the company's shareholders of which the company is aware:

Parties involved in concerted actions	% of share capital affected	Brief description of concerted action
PORTMAN BAELA S.L./CASA GRANDE DE CARTAGENA S.L.	58.314	ACCORDING TO THE NOTIFICATION SENT TO THE CNMV AND TO THE COMPANY, AND FOR THE PURPOSES OF ROYAL DECREE 377/1991, IT IS PRESUMED THAT THERE IS TACIT CONCERTED ACTION BETWEEN

		PORTMAN BAELA, S.L. AND CASA GRANDE DE CARTAGENA, S.L.

If the shareholders' agreements or concerted actions have been amended or terminated in the year, indicate this expressly.

A.7. Indicate if there is an individual or legal entity that exercises or can exercise control over the company in accordance with article 4 of the Securities Market Law:

Name or company name
PORTMAN BAELA S.L./CASA GRANDE DE CARTAGENA S.L.

Comments
SEE SECTION A.4.

A.8. Complete the next tables about the company's own shares:

At year-end:

Number of direct shares	Number of indirect shares (*)	% of total share capital
83,531	123,477	0.148

(*) Through:

Name of direct owner of stake	Number of direct shares
BETONIAL, S.A.	123,477
Total:	**123,477**

Detail the significant changes in the year, in accordance with Royal Decree 377/1991:

Date	Number of direct shares	Number of indirect shares	% of total share capital
	0	0	0.000

Results of transactions with own shares in the year (thousand euro)	-37

A.9. Detail the conditions and terms of the authorisation that the shareholders' meeting has given to the board of directors to buy or sell the own shares described in section A.8.

I.- RESOLUTION OF THE SHAREHOLDERS' MEETING DATED 18 MARCH 2005: CONDITIONS OF THE AUTHORISATION GRANTED TO ACQUIRE OWN SHARES:

One.-

"Authorise the Board of Directors to acquire shares of the company on the market, either directly or via dependent companies, subject to the following limits and requirements:

- Form of acquisition: acquisition via purchase-sale or via any other inter vivos act for a valuable consideration.

- Maximum number of shares to be acquired: up to five per cent (5%) of Grupo Ferrovial, S.A.'s share capital, free of all liens and encumbrances, provided that the shares have been fully paid up and are not bound to compliance with any type of obligation, and that the par value of the acquired shares plus those held by Grupo Ferrovial, S.A. and any of its dependent companies does not exceed the aforementioned 5% of Grupo Ferrovial, S.A.'s share capital.

- Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to 75% of the market price and the maximum acquisition price shall be 120% of the market price on the date of acquisition.

- Maximum trading volume: the maximum daily trading volume resulting from the acquisition of own shares shall not be more than 25% of the average total trading volume of Grupo Ferrovial, S.A. shares in the previous ten sessions.

- Duration of the authorisation: eighteen (18) months from the date of this resolution.

All of these operations shall comply with the regulations regarding this matter contained in the Company's Internal Code of Conduct."

Two.-

"Revoke the authorisation regarding this matter that was granted by the Shareholders' Meeting on 26 March 2004."

Three.-

"Authorise the Board of Directors to allocate part or all of the own shares acquired to the remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Corporations Law".

II.- OWN SHARES: POLICY AND RULES.-

II.A).- POWERS OF THE BOARD OF DIRECTORS.

In accordance with article 8 of the Board Regulation, the Board of Directors is in charge of determining the Company's policy on own shares, subject to the powers obtained at the Shareholders' Meeting.

II.B).- TRANSACTIONS WITH OWN SHARES.

The Internal Code of Conduct of Grupo Ferrovial, S.A. and its Group of Companies in matters relating to the Securities Markets establishes that the policy on own shares, which must be determined by the Board of Directors, shall be aimed at ensuring that the purchase and sale of own shares do not distort the process of market price discovery and it regulates the action guidelines in detail.

The Company's Chief Financial Officer is responsible for executing the specific acquisition plans and supervising ordinary transactions with the Company's shares.

The acquisition of the Company's own shares for subsequent transfer to the beneficiaries of plans involving the delivery of shares and of stock option plans approved by the Board of Directors are performed considering the particular features of this type of operation and in the form approved in those plans.

II.C).- DISCLOSURE OF OWN SHARES ON THE WEB SITE.-

Ferrovial provides information about own shares and their average acquisition price on its corporate web site; this information is updated every month.

A.10. Indicate any legal or bylaw restrictions on the exercise of voting rights or any legal restrictions on the acquisition or sale of stakes in share capital:

There are no types of restrictions on the exercise of voting rights or on the acquisition or sale of stakes in share capital other those established by law.

B STRUCTURE OF THE COMPANY'S ADMINISTRATION

B.1. Board of Directors

B.1.1. Detail the minimum and maximum number of directors envisaged in the Bylaws:

Maximum number of directors	15
Minimum number of directors	6

B.1.2. Complete the next table with the members of the board:

Name of director	Representative	Board position	Date of first appointment	Date of latest appointment	Type of appointment
RAFAEL DEL PINO Y CALVO-SOTELO		CHAIRMAN-CEO	09-01-1992	21-03-2003	APPOINTED AT SHAREHOLDERS' MEETING
SANTIAGO BERGARECHE BUSQUET		FIRST VICE-CHAIRMAN	23-02-1999	18-03-2005	APPOINTED AT SHAREHOLDERS' MEETING
JAIME CARVAJAL URQUIJO		SECOND VICE-CHAIRMAN	23-02-1999	18-03-2005	APPOINTED AT SHAREHOLDERS' MEETING
JOAQUIN AYUSO GARCIA		CEO	22-03-2002	18-03-2005	APPOINTED AT SHAREHOLDERS' MEETING
FERNANDO DEL PINO Y CALVO-SOTELO		DIRECTOR	23-02-1999	18-03-2005	APPOINTED AT SHAREHOLDERS' MEETING
PORTMAN BAELA S.L.	EDUARDO TRUEBA CORTÉS	DIRECTOR	29-06-2000	21-03-2003	APPOINTED AT SHAREHOLDERS' MEETING
CASA GRANDE DE CARTAGENA, S.L.	MARÍA DEL PINO Y CALVO-SOTELO	DIRECTOR	21-03-2003	21-03-2003	APPOINTED AT SHAREHOLDERS' MEETING
JUAN ARENA DE LA MORA		DIRECTOR	29-06-2000	21-03-2003	APPOINTED AT SHAREHOLDERS' MEETING
SANTIAGO EGUIDAZU MAYOR		DIRECTOR	26-01-2001	21-03-2003	APPOINTED AT SHAREHOLDERS' MEETING
GABRIELE BURGIO		DIRECTOR	28-05-2002	18-03-2005	APPOINTED AT SHAREHOLDERS' MEETING
JOSE MARIA PEREZ TREMPS		BOARD SECRETARY	09-01-1992	21-03-2003	APPOINTED AT SHAREHOLDERS' MEETING

Total number of directors	11

Indicate any removals from the Board of Directors in the period:

Name of director	Date removed

B.1.3. Complete the next tables with the members of the board and their status:

EXECUTIVE DIRECTORS

Name of director	Committee that proposed the appointment	Position in the company
RAFAEL DEL PINO Y CALVO-SOTELO (ALSO PROPRIETARY)	NOMINATION AND REMUNERATION COMMITTEE	CHAIRMAN-CEO
JOAQUIN AYUSO GARCIA	NOMINATION AND REMUNERATION COMMITTEE	CEO
JOSE MARIA PEREZ TREMPS	NOMINATION AND REMUNERATION COMMITTEE	BOARD SECRETARY

EXTERNAL PROPRIETARY DIRECTORS

Name of director	Committee that proposed the appointment	Name of the significant shareholder who is represented or who proposed the appointment
FERNANDO DEL PINO Y CALVO-SOTELO	NOMINATION AND REMUNERATION COMMITTEE	PORTMAN BAELA S.L./CASA GRANDE DE CARTAGENA S.L.
PORTMAN BAELA, S.L. (REPRESENTED BY EDUARDO TRUEBA CORTÉS)	NOMINATION AND REMUNERATION COMMITTEE	" "
CASA GRANDE DE CARTAGENA, S.L. (REPRESENTED BY MARÍA DEL PINO Y CALVO-SOTELO)	NOMINATION AND REMUNERATION COMMITTEE	" "

EXTERNAL INDEPENDENT DIRECTORS

Name of director	Committee that proposed the appointment	Profile
SANTIAGO BERGARECHE BUSQUET	NOMINATION AND REMUNERATION COMMITTEE	DEGREE IN ECONOMICS AND LAW (DEUSTO COMMERCIAL UNIVERSITY).NON-EXECUTIVE CHAIRMAN OF DINAMIA, S.A. AND DIRECTOR OF VOCENTO. FORMER CEO OF GRUPO FERROVIAL, S.A. AND CHAIRMAN OF AGROMAN.
JAIME CARVAJAL URQUIJO	NOMINATION AND REMUNERATION COMMITTEE	LAW DEGREE (MADRID) AND M.A. IN ECONOMICS (CAMBRIDGE UNIVERSITY, UK). CHAIRMAN OF ADVENT INTERNATIONAL (ESPAÑA); ERICSSON ESPAÑA, ABB S.A. AND PARQUES REUNIDOS; DIRECTOR AT LAFARGE ASLAND, AVIVA AND SOLVAY IBÉRICA, SENIOR ADVISER AT MORGAN STANLEY. FORMER CHAIRMAN OF FORD ESPAÑA, S.A.
JUAN ARENA DE LA MORA	NOMINATION AND REMUNERATION COMMITTEE	PHD IN ENGINEERING (ICAI), DEGREE IN BUSINESS STUDIES, DEGREE IN PSYCHOLOGY, DIPLOMA IN TAX STUDIES AND AMP (HARVARD BUSINESS SCHOOL). INDEPENDENT DIRECTOR AT TELEFONICA PUBLICIDAD E INFORMACION S.A. (TPI); DIRECTOR OF BANKINTER SINCE 1987 AND CEO SINCE 1993. CHAIRMAN OF BANKINTER SINCE 2002.

SANTIAGO EGUIDAZU MAYOR	NOMINATION AND REMUNERATION COMMITTEE	DEGREE IN ECONOMICS AND BUSINESS. CIVIL SERVICE ECONOMIST AND TRADE EXPERT. CHAIRMAN OF NMÁS1. FORMERLY PARTNER, CEO AND VICE-CHAIRMAN OF AB ASESORES AND VICE-CHAIRMAN OF MORGAN STANLEY DEAN WITTER.
GABRIELE BURGIO	NOMINATION AND REMUNERATION COMMITTEE	DEGREE IN LAW AND MBA BY INSEAD (FONTAINEBLEAU). EXECUTIVE CHAIRMAN OF NH HOTELES SINCE 1999. FORMER CEO OF COFIR AND WORKED FOR BANKERS TRUST IN NEW YORK AND FOR MANUFACTURERS HANOVER IN ITALY.

OTHER EXTERNAL DIRECTORS

Name of director	Committee that proposed the appointment

State why these directors cannot be considered proprietary or independent:

Indicate any changes in directors' status in the period:

Name of director	Date of change	Former status	Current status

B.1.4. Indicate if the status of the directors in the preceding section corresponds to the composition envisaged in the Board Regulation:

Yes, it does.

Regarding the composition of the Board of Directors, the Regulation establishes that the Board shall strive to ensure that the majority group of external or non-executive directors includes proprietary directors and independent directors, with a significant proportion of the latter.

The various types of directors are defined in the Regulation as follows:

- EXECUTIVE DIRECTORS: The Managing Directors of Grupo Ferrovial, S.A. and all the directors of the Company who hold an executive or management position in the Company or in its subsidiaries and, in any case, those who have a stable

contractual relationship of a civil, labour, mercantile or similar type with the Company or its subsidiaries other than their position as director, and those with any decision-making capacity relating to some part of the Company's or group's business through stable delegations or empowerments granted by the Board or other echelons of the Company or its subsidiaries.

- EXTERNAL OR NON-EXECUTIVE: Directors who are not executive directors in accordance with the preceding definition.

- PROPRIETARY: Directors of Grupo Ferrovial, S.A. who are proposed by shareholders who, individually or in group, own a stable holding in the share capital which, regardless of whether or not it entitles them to a seat on the governing body, the Board believes is sufficiently significant, taking account of the holdings by non-stable shareholders in the Company, to submit the proposal to the Shareholders' Meeting or to resolve their appointment.

- INDEPENDENT: External directors of acknowledged professional prestige who may contribute their experience and knowledge on corporate governance and, not qualifying as executive or proprietary, are appointed as directors because they meet the conditions determined in the Regulation.

In any case, independent directors must not:

- Have or have recently had a stable, direct or indirect relationship: (ii) of a professional, labour or commercial nature; (ii) that is significant in terms of the amount or nature of the services provided; and (iii) with Ferrovial, the proprietary directors or companies whose interests they represent, credit institutions that participate in the financing of Ferrovial, or organizations that receive economic contributions from Ferrovial.

- Be a director of another company that has proprietary directors in the Company.

- Be related up to the third degree of consanguinity or second degree of affinity or be linked in any other way of similar significance to executive directors, proprietary directors or members of the Company's senior management.

- Directly or indirectly own over 2% of company capital.

If any of the independent directors, or any persons proposed as such, are subject to any of the circumstances described in the sections above, the Board of Directors may consider an exemption based on a report by the Nomination and Remuneration Committee, disclosing the circumstance in the annual report.

B.1.5. Indicate any powers delegated to the chief executive officer(s):

Name of director	Brief description
RAFAEL DEL PINO Y CALVO-SOTELO	ALL EXCEPT THOSE NON-DELEGABLE BY LAW OR THE COMPANY BYLAWS.
JOAQUÍN AYUSO GARCÍA	ALL EXCEPT THOSE NON-DELEGABLE BY LAW OR THE COMPANY BYLAWS.

B.1.6. Identify any board members with administration or management positions in other companies that form part of the listed company's group:

Name of director	Name of the group's subsidiary	Position
RAFAEL DEL PINO Y CALVO-SOTELO	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	CHAIRMAN
" "	FERROVIAL INFRAESTRUCTURAS, S.A.	CHAIRMAN
" "	FERROVIAL AEROPUERTOS, S.A.	CHAIRMAN
SANTIAGO BERGARECHE BUSQUET	FERROVIAL INFRAESTRUCTURAS, S.A.	DIRECTOR
" "	FERROVIAL AEROPUERTOS, S.A.	DIRECTOR
JOAQUIN AYUSO GARCIA	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	VICE-CHAIRMAN
" "	FERROVIAL INFRAESTRUCTURAS, S.A.	CEO
" "	FERROVIAL AEROPUERTOS, S.A.	CEO
" "	FERROVIAL AGROMÁN, S.A.	CHAIRMAN AND CEO
" "	FERROVIAL INMOBILIARIA, S.A.	CHAIRMAN AND CEO
" "	FERROVIAL SERVICIOS, S.A.	CHAIRMAN AND CEO
" "	FERROVIAL TELECOMUNICACIONES, S.A.	CHAIRMAN AND CEO
JOSE MARIA PEREZ TREMPS	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	DIRECTOR
" "	FERROVIAL AGROMÁN, S.A.	DIRECTOR
" "	FERROVIAL INFRAESTRUCTURAS, S.A.	DIRECTOR
" "	FERROVIAL AEROPUERTOS, S.A.	DIRECTOR
" "	FERROVIAL SERVICIOS, S.A.	DIRECTOR
" "	FERROVIAL TELECOMUNICACIONES, S.A.	DIRECTOR
" "	FERROVIAL INVERSIONES, S.A.	JOINT ADMINISTRATOR

" "	FERROVIAL INMOBILIARIA, S.A.	DIRECTOR

B.1.7. Indicate any company directors who are members of the board of directors of other companies listed on Spanish official stock markets, other than group companies, that have been notified to the company:

Name of director	Listed company	Position
RAFAEL DEL PINO Y CALVO-SOTELO	BANCO ESPAÑOL DE CRÉDITO, S.A.	DIRECTOR
SANTIAGO BERGARECHE BUSQUET	DINAMIA, S.A.	CHAIRMAN
SANTIAGO BERGARECHE BUSQUET	GAMESA CORPORACION TECNOLOGICA, S.A.	DIRECTOR
JUAN ARENA DE LA MORA	BANKINTER, S.A.	CHAIRMAN
JUAN ARENA DE LA MORA	TELEFONICA, PUBLICIDAD E INFORMACION, S.A.	DIRECTOR
GABRIELE BURGIO	NH HOTELES, S.A.	CHAIRMAN
GABRIELE BURGIO	SOTOGRANDE, S.A.	DIRECTOR
JOSE MARIA PEREZ TREMPS	EUROPISTAS CONCESIONARIA ESPAÑOLA, S.A. (SUBSIDIARY)	DIRECTOR

B.1.8. Complete the next tables regarding the aggregate directors' remuneration accrued in the year:

a) In the company to which this report refers:

Remuneration item	Thousand euro
Fixed remuneration	1,411
Variable remuneration	2,957
Per diems	644
Bylaw-mandated remuneration	556
Stock options and/or other financial instruments	0
Other	0
Total:	**5,568**

Other benefits	Thousand euro
Advances	0
Loans granted	0
Pension funds and plans: Contributions	0
Pension funds and plans: Obligations	0
Life insurance premiums	0
Guarantees granted by the company to directors	0

b) Company directors who belong to the boards of directors and/or senior management of group companies:

Remuneration item	Thousand euro
Fixed remuneration	0
Variable remuneration	0
Per diems	80
Bylaw-mandated remuneration	0
Stock options and/or other financial instruments	0
Other	0

Total:	80

Other benefits	Thousand euro
Advances	0
Loans granted	0
Pension funds and plans: Contributions	0
Pension funds and plans: Obligations	0
Life insurance premiums	0
Guarantees granted by the company to directors	0

c) Total remuneration by type of director:

Type of director	By company	By group
Executive	4,738	75
External and proprietary	279	0
External and independent	552	5
Other external	0	0
Total:	**5,569**	**80**

d) Regarding profit attributable to the parent company:

Total directors' remuneration (in thousand euro)	5,649
Total directors' remuneration/profit attributed to the parent company (%)	1,358

B.1.9. Indicate senior management members who are not executive directors and the total remuneration accrued to them in the year:

Name or company name	Position
NICOLÁS VILLEN JIMENEZ	CHIEF FINANCIAL OFFICER
JAIME AGUIRRE DE CÁRCER Y MORENO	GENERAL MANAGER – HUMAN RESOURCES
PEDRO BUENAVENTURA CEBRIÁN	GENERAL MANAGER – CONSTRUCTION
ALVARO ECHÁNIZ URCELAY	GENERAL MANAGER – REAL ESTATE
ÍÑIGO MEIRÁS AMUSCO	GENERAL MANAGER – SERVICES
AMALIA BLANCO LUCAS	EXTERNAL RELATIONS AND COMMUNICATIONS MANAGER
JAVIER ÁLVAREZ LAORGA	AUDIT MANAGER
VALENTÍN ALFAYA ARIAS	QUALITY AND ENVIRONMENT MANAGER
	(*) SEE NOTES ON REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT IN SECTION G

Total remuneration of senior management (in thousand euro)	10,555

B.1.10. Indicate in an aggregate way any guarantee or "golden handshake" clauses in favour of senior management members, including executive directors, of the company or its group for the event of dismissal or change of control. Indicate whether these contracts have to be

notified to and/or approved by the company's or group's bodies:

Number of beneficiaries	0

	Board of Directors	Shareholders' Meetings
Body that authorises the clauses	X	

	YES	NO
Is the Shareholders' Meeting informed of the clauses?		X

B.1.11. Indicate the process to establish the remuneration for board members and the corresponding bylaw clauses.

I.- PROCESS TO ESTABLISH THE REMUNERATION FOR BOARD OF DIRECTORS MEMBERS (BOARD OF DIRECTORS REGULATION).

The Nomination and Remuneration Committee proposes the system and annual amount of directors' remuneration to the Board of Directors.

The proposal is submitted for approval by the Board of Directors and, where legally necessary, by the Shareholders' Meeting.

The remuneration system and its application is explained in the annual report and in this annual corporate governance report.

II.- BYLAWS AND REGULATIONS GOVERNING BOARD REMUNERATION.

Article 25 of the Company Bylaws regulates directors' remuneration:

"1. For performing their duties, the members of the Board of Directors shall receive an amount equivalent to 3% of consolidated earnings attributable to the Company in the year. The Board may decide not to appropriate its full share in any given year, in which case the Directors shall not accrue any rights on the part not appropriated. In any case, that share in Company earnings can only be allocated after compliance with the requirements established in article 130 of the Spanish Corporations Law.

Within the limits of the preceding paragraph, remuneration formulae may be established that comprise the delivery of shares, stock options or options that are referenced to the share price.

2. The Board of Directors shall determine the form and amount of the distribution among its members each year, which can be done individually based on the participation of each director in the Board's tasks.

3. The remuneration envisaged in this article shall be compatible with, and independent of, salaries, other remuneration, indemnities, pensions, stock options or compensation of any type established generally or individually for members of the Board of Directors who perform executive functions, whatever the nature of their relationship with the company, whether employment (ordinary or special Senior Management contracts), mercantile or on a provision of services basis, which relationships shall be compatible with their status as members of the Board of Directors.

4. The Company may arrange third-party liability insurance for its directors."

Additionally, article 31 of the Board of Directors Regulation states:

- To calculate the percentage of Board remuneration over the year's earnings and check that it is within the maximum established, any qualifications made by external auditors whose impact on the profit and loss account in the corresponding year is deemed to be significant should be considered.

- The Board may establish objective criteria to determine the remuneration and require that part or all of it be used to acquire Company shares; this was done as a result of resolution adopted on 26 February 2003 and partially amended on 26 March 2004.

III.- REMUNERATION SYSTEM FOR THE BOARD OF DIRECTORS IN 2005.

The 2005 remuneration system was not changed with respect to 2004, which was approved based on a report by the

Nomination and Remuneration Committee by the Board of Directors on 26 March 2004.

The system consists of setting a fixed total annual remuneration in the form of per diems and bylaw-mandated remuneration for all the directors amounting to a maximum of 1,200,000 euro, provided that it is within the maximum limit of 3% of the year's consolidated earnings attributable to the company (article 25 of the Bylaws), once the annual accounts are approved.

That amount is settled as follows:

PER DIEMS: Per diem allowances for attending the meetings of the Board of Directors, Executive Committee and Advisory Committees (the same as in 2004):

- 3,250 euro gross for attending the Board of Directors;
- 2,000 euro gross for attending the Executive Committee;
- 1,500 euro gross for attending the Audit and Control Committee and the Nomination and Remuneration Committee.
- The allowance for the Chairmen of the three committees (Executive, Audit and Control, and Nomination and Remuneration) was double the amount established for the other members.

The amount paid under this heading in 2005 totalled 644 thousand euro.

DISTRIBUTION OF REMAINDER: Per diems are deducted from the fixed amount that was established, 1,200,000 euro. The resulting amount is divided into 13, applying to the resulting quotient the following factors in the allocation of individual amounts: Board Chairman: *2; First Vice-Chairman *1.75; Second Vice-Chairman *1.25 and other Board members *1.

- REMUNERATION ALLOCATED TO BUYING COMPANY SHARES: The obligation to allocate directors' remuneration (per diems and bylaw-mandated attendance fees) to the acquisition of shares of the company continued in 2005. The shares acquired in a given calendar year can only be sold by the director after three full years have elapsed.

Section G of this report contains itemised information of the directors' bylaw-mandated remuneration in the clarification note on remuneration.

B.1.12. Identify any board members who are also members of the board of directors or executives of companies with significant stakes in the listed company and/or in subsidiaries of its group:

Name of director	Name of significant shareholder	Position
RAFAEL DEL PINO Y CALVO-SOTELO	CASA GRANDE DE CARTAGENA, S.L.	DIRECTOR
RAFAEL DEL PINO Y CALVO-SOTELO	PORTMAN BAELA S.L.	CEO
MARÍA DEL PINO Y CALVO-SOTELO (REPRESENTING CASA GRANDE DE CARTAGENA, S.L.)	CASA GRANDE DE CARTAGENA, S.L.	VICE-CHAIRWOMAN
MARÍA DEL PINO Y CALVO-SOTELO (REPRESENTING CASA GRANDE DE CARTAGENA, S.L.)	PORTMAN BAELA S.L.	VICE-CHAIRWOMAN
MARÍA DEL PINO Y CALVO-SOTELO (REPRESENTING CASA GRANDE DE CARTAGENA, S.L.)	PORTMAN BAELA S.L.	GENERAL MANAGER
EDUARDO TRUEBA CORTÉS (REPRESENTING PORTMAN BAELA, S.L.)	CASA GRANDE DE CARTAGENA, S.L.	CEO

Identify any significant relationships, other than those stated in the preceding section, of board members that link them to significant shareholders and/or subsidiaries in the group:

Name of director	Name of significant shareholder	Relationship
(*) SEE SECTION G		

B.1.13. Indicate any amendments to the board regulation in the year.

The Board of Directors Regulation was not changed in 2005.

B.1.14. Indicate the procedure for appointing, re-appointing, assessing and removing directors. Indicate the competent bodies, the process and the criteria for each procedure.

I.- COMPOSITION OF THE BOARD OF DIRECTORS.-

The Bylaws and the Board Regulation state that the Board of Directors shall strive to ensure that external or non-executive directors represent a broad majority of the Board. The Board must also strive to ensure that the majority group of external

directors includes proprietary directors and independent directors, with a significant proportion of the latter.

II.- APPOINTMENT AND RE-APPOINTMENT OF DIRECTORS.-

The Board of Directors Regulation establishes a procedure for the appointment and re-appointment of Directors. When applied, this process has been carried out with the involvement of external firms.

The Nomination and Remuneration Committee drafts the candidate selection criteria, and its specific proposal is submitted for Board of Directors approval.

The Company strives to ensure that persons appointed as directors are of acknowledged ability, competence and experience.

II.A).- INDEPENDENT DIRECTORS

The Board Regulation states that certain persons cannot be appointed as independent directors, as stated in section B.1.4 above.

II.B).- PROPRIETARY DIRECTORS

The Board Regulation states that proprietary directors cannot have stable significant commercial, economic, labour or professional relations with the company, except those inherent to the position of Chairman or CEO.

III.- TERMS OF OFFICE

In accordance with the Company's Bylaws and the Board Regulation, a director's term of office is three years, with the possibility of re-election.

There is no term limit for independent directors.

IV.- APPOINTMENT OF THE CEO, BOARD SECRETARY, AND MEMBERS OF THE BOARD COMMITTEES.-

The Nomination and Remuneration Committee must also inform the Board of Directors about the appointment of the

CEO and Secretary, and propose the members of each committee.

V.- ASSESSMENT OF THE BOARD OF DIRECTORS.-

In accordance with the Board of Directors Regulation, at least one of the meetings held each year must be dedicated to assessing the Board's functioning and quality.

The assessment that commenced in 2004 was completed in 2005, the aim being to provide a detailed analysis of each member of the Board and its Committees by comparing their organisation and functioning with standard market recommendations and practices. The assessment continued and expanded upon the one performed in 2003 and, like that one, it was performed by an external specialist firm.

A new feature was that questionnaires were also drafted which were completed by each Board member and analysed on an individual basis.

The external firm explained the results to the Board of Directors. Overall, the results were very positive and nearly all the items scored high marks.

B.1.15. Indicate the reasons for forcing directors' removal.

The Regulation also establishes the reasons for which a Director must tender his/her resignation to the Board of Directors. In addition to resigning when the period for which they were appointed ends or when the Shareholders' Meeting so decides, the following causes are also envisaged:

- Executive directors, when the Board sees fit.

- Proprietary directors, when the stake in the Company that enabled them to be appointed as such is disposed of.

- In the event of infringement of any of the incompatibility regulations or prohibitions established by law or by the internal regulations.

- Upon request by the Board of Directors due to breach of the director's obligations.

- When the director's continuance on the Board may jeopardize Ferrovial's interests.

- When directors reach the age of 70. The Chairman and Vice-Chairman (if executive), the CEO and Secretary of the Board must resign at 65, but may continue as Directors and hold the office of Chairman or Vice-Chairman if they are not executives.

- When there are significant changes in their professional situation or in the conditions by virtue of which they were appointed as directors.

- When, because of events attributed to the director, the Board considers that his/her continuance on the Board causes serious damage to the Company's net worth or reputation.

B.1.16. Explain whether the functions of the company's top executive fall on the board chairman. If so, indicate the measures taken to limit the risk of a single person accumulating power:

YES [X] NO [ ]

Measures to limit risks

A) FUNCTIONS OF THE BOARD OF DIRECTORS.

The function of the Board of Directors is to manage, represent and supervise as may be necessary so as to ensure that the company meets its corporate purpose, while seeking to protect the company's general interests and create value to the benefit of all the shareholders.

Without prejudice to the powers delegated to it, the Board, directly or through its Committees, has exclusive powers regarding a number of matters, including:

- Appointment, remuneration and, where appropriate, removal of senior managers.

- Approval and oversight of the strategies established for the Company's development.

- Oversight and evaluation of the executives' conduct of business.

- Incorporation of new companies and acquisition or sale of stakes in existing companies, where the latter imply the obtainment or loss of a majority stake, exceeding certain percentages of ownership, or the commencement or abandonment of business lines.

- Mergers, spin-offs or concentrations involving the company or any of its direct investees.

- Investment, divestment, financing or guarantee transactions involving substantial group assets or for amounts above specific thresholds.

- Policy of disclosure and reporting to shareholders, markets and public opinion.

B) CHIEF EXECUTIVE OFFICER

Since floating on the Spanish stock market, the company has had a Chief Executive Officer.

B.1.17. Is a supermajority, other than the legal majority, required in some decisions?

YES [ ] NO [X]

Explain how resolutions are adopted by the board of directors, stating at least the quorum and type of majority required to adopt resolutions:

Adopting resolutions

Description of resolution	Quorum	Type of majority
All resolutions	At least half the members	Absolute majority of attendees

B.1.18. Explain whether there are specific requirements, other than those relating to directors, for appointing the board chairman.

YES [ ] NO [X]

Description of requirements

B.1.19. Indicate if the chairperson has a casting vote:

YES [X] NO [ ]

Issues on which there is a casting vote
In the event of a tie on any issue, the chairperson has the casting vote.

B.1.20. Indicate if the bylaws or board regulation establish an age limit for directors:

YES [X] NO [ ]

Age limit for chairperson	65
Age limit for CEO	65
Age limit for director	70

B.1.21. Indicate if the bylaws or board regulation establish a terms limit for independent directors:

YES [ ] NO [X]

Maximum number of years of term	0

B.1.22. Indicate whether there are formal processes for delegating votes in the board of directors. If so, give a brief description.

In accordance with the Bylaws and the Board of Directors Regulation, if a Director cannot attend a meeting, he/she must try to grant a special written proxy to another Board member that includes the appropriate instructions, if the agenda allows.

B.1.23. Indicate the number of board of directors meetings held in the year. Also, state the number of times that the chairperson did not attend the board meeting:

Number of board meetings	13
Number of board meetings without the presence of the chairperson	0

Indicate the number of meetings held by board committees in the year:

Number of executive or advisory committee meetings	9
Number of meetings held by the Audit Committee	5
Number of meetings held by the Nomination and Remuneration Committee	4
Number of meetings held by the Strategy and Investment Committee	0
Number of meetings held by the Committee	0

B.1.24. Indicate whether the individual and consolidated financial statements that are presented for board approval have been certified:

YES [X] NO [ ]

Indicate any person that has certified the company's individual and consolidated financial statements for board authorisation:

Name	Position
RAFAEL DEL PINO Y CALVO-SOTELO	CHAIRMAN OF THE BOARD OF DIRECTORS
JOAQUIN AYUSO GARCIA	CEO
NICOLÁS VILLEN JIMÉNEZ	CHIEF FINANCIAL OFFICER

B.1.25. Detail whether the board of directors has established any mechanisms to ensure that the individual and consolidated financial statements authorised by it are presented to the Shareholders' Meeting with audit qualifications.

I.- PROVISIONS SPECIFICALLY REGULATING THE AUDITORS' REPORT

Regarding the function of drafting the financial statements, the Board Regulation states the following:

- The financial statements shall be drafted in such a way to avoid any qualifications from the auditor.

- Nevertheless, if there is a qualification and the Board believes that its position is sound, it must publicly explain the content and scope of the discrepancy.

II.- GENERAL RULES ABOUT FINANCIAL DISCLOSURE AND FINANCIAL STATEMENTS.

II.A).- FUNCTIONS OF THE BOARD OF DIRECTORS.

One Board function that is specifically regulated in article 8.c of the Board Regulation is to monitor the Company's financial statements, at least every quarter, and supervise the information that is provided periodically to the markets and supervisory authorities, ensuring that the information is drafted in accordance with the same principles as the financial statements and that it is equally reliable, for which purposes the Board may be assisted by external auditors or by any Ferrovial executive.

II.B)- AUDIT AND CONTROL COMMITTEE.

The Audit and Control Committee has the following functions in relation to financial information and financial statements:

- Be aware of the company's financial reporting process and the internal control systems and monitor compliance with the legal requirements and the correct application of generally-accepted accounting principles. Inform the Board of changes in accounting criteria and of any possible risks.

- Supervise the information that the Board of Directors must approve and include in the company's annual public information.

- Assist the Board of Directors in its task of ensuring the accuracy and reliability of the financial information that the company must provide periodically to the markets, investors and authorities, in accordance with the applicable regulations.

In accordance with the Regulation, the Audit and Control Committee may request assistance from experts when it deems that Ferrovial's technical resources are not sufficient for reasons of independence or specialisation. The Committee may also request assistance from any member of the senior management.

B.1.26. Detail the measures adopted so that the information disseminated to the securities markets is transmitted on an equal and symmetrical basis.

I.- ACTIONS BY THE BOARD OF DIRECTORS.-

In accordance with the Board Regulation, the Board of Directors has adopted the necessary measures so that the information about the company is made known to the shareholders, investors and market, using the most efficient means available so that the information is transmitted equally, immediately and without hindrance to the recipients.

One of the Board's functions is to establish appropriate regular information exchange mechanisms with institutional investors which, in accordance with the Board Regulation, must not have access to information that might place them in a privileged situation or give them an advantage over other shareholders.

II.- REGULATION OF SIGNIFICANT INFORMATION.

The Internal Code of Conduct of Grupo Ferrovial, S.A. establishes the obligation to notify the CNMV of significant information (as defined in the Securities Market Law) before disseminating it via any other means and immediately after the circumstances making that notification obligatory have arisen.

Whenever possible, significant information is notified when the market is closed in order to avoid distortions in trading.

The Chairperson, CEO, Board Secretary, CFO and the External Relations and Communications Manager have the function to confirm or deny public information about circumstances considered to be significant information.

III.- INTERNAL PROCEDURES FOR CONTROLLING INFORMATION ABOUT SIGNIFICANT TRANSACTIONS.

To comply with the obligations in article 83 bis of the Securities Market Law as amended by Law 44/2002, dated 22 November, on measures to reform the financial system, the Company established an internal procedure for the control measures that must be implemented in the unit responsible for managing significant transactions, in coordination with the Company Secretariat. Those measures refer to limits on access to information, book-keeping, rules on filing, reproduction and distribution of information, and share price monitoring, among others.

B.1.27. Is the board secretary a director?

YES [X] NO [ ]

B.1.28. Indicate whether the company has established mechanisms to maintain the independence of auditors, financial analysts, investment banks and rating agencies.

I.- AUDIT AND CONTROL COMMITTEE.

Another function of the Audit and Control Committee is to propose the appointment, conditions of engagement, extent of professional mandate and, where appropriate, revocation or non-renewal, of the auditor.

The Audit and Control Committee can not, in any event, propose to the Board of Directors to engage an audit firm where the fees it plans to pay, under all headings, exceed 5% of the firm's total revenues in the last business year.

II.- INTERNAL PROCEDURE FOR ENGAGING THE SERVICES OF AUDIT FIRMS.

According to the Company's internal procedures, the Financial Department is responsible for engaging external auditors when companies are acquired (due diligence) or other special work is performed that requires external auditors.

Moreover, the engagement from the external auditor of Grupo Ferrovial, S.A., its subsidiaries or an entity related to the audit firm of any professional consulting or advisory service other than the review of the financial statements must be authorised beforehand by the CFO.

III.- RESTRICTIONS ON HIRING ANALYSTS.

The Nomination and Remuneration Committee establishes measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the company at a rating agency in the two years after leaving such agency.

B.1.29. Indicate whether the audit firm performs work other than auditing for the company and/or its group and, if so, state the fees received for such work and those fees as a percentage of total fees billed to the company and/or its group.

YES [X] NO [ ]

	Company	Group	Total
Fees for work other than auditing (thousand euro)	76	769	845
Fees for work other than auditing/Total fees billed by the audit firm (%)	2,520	25,497	28,017

B.1.30. Indicate the number of consecutive years that the current audit firm has been auditing the financial statements of the company and/or its group. Also, indicate the number of years audited by the current audit firm as a percentage of the total number of years in which the financial statements have been audited:

	Company	Group
Number of consecutive years	3	3

	Company	Group
No. of years audited by the current audit firm/No. of years that the company has been audited (%)	17,647	17,647

B.1.31. Indicate the stakes owned by members of the company's board of directors in companies with the same, analogous or complementary type of activity as the corporate purpose of the company and its group that have been notified to the company. Also, indicate the positions they hold or the functions they perform in those companies:

Name of director	Company name	Stake (%)	Position or functions
[SEE NOTE IN SECTION G]	GRUPO INMOCARAL, S.A.	5.218	DIRECTOR
RAFAEL DEL PINO Y CALVO-SOTELO	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	0.000	CHAIRMAN
SANTIAGO BERGARECHE BUSQUET	TUNELES DE ARTXANDA	0.000	VICE-CHAIRMAN
JOAQUIN AYUSO GARCIA	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	0.001	VICE-CHAIRMAN
SANTIAGO EGUIDAZU MAYOR	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	0.002	
JOSE MARIA PEREZ TREMPS	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	0.001	DIRECTOR
		0.000	[ALSO SEE SECTION B.1.6]

B.1.32. Indicate whether there is a procedure for directors to engage external consultants and, if so, provide details.

YES [X] NO [ ]

Detail the procedure
Article 30 of the Board of Directors Regulation establishes that, in order to assist them in discharging their duties, directors may request the engagement, at the Company's expense, of legal, accounting and financial consultants and other experts for major, complex problems. The Regulation also establishes that the request for the engagement of external consultants must be made to the Company Chairperson and it delimits the cases where the Board of Directors can reject the request. As stated in section B.1.25, there is a specific provision that enables members of the Audit and Control Committee to be assisted by experts in the discharge of their duties.

B.1.33. Indicate whether there is a procedure for directors to have the necessary information to prepare for the meetings of the governing bodies with sufficient time and, if so, provide details.

YES [X] NO [ ]

Detail the procedure
The Board drafts an annual meeting schedule. Board of Directors meetings are convened by written notice addressed personally to each director, with the necessary documentation about the agenda, at least one day before the date of the meeting, except in the event of extraordinary circumstances. Also, the Board of Directors Regulation allows directors to request information directly from senior management, giving notice of this to the Chairperson of the Company, and request information that they may reasonably need from the Chairperson, CEO or Board Secretary.

B.1.34. Indicate if the company's directors have third-party liability insurance.

YES [X] NO [ ]

B.2. Board of Directors committees

B.2.1. List the bodies:

Name of body	No. of members	Functions
EXECUTIVE COMMITTEE	6	SEE SECTION B.2.3.
AUDIT AND CONTROL COMMITTEE	4	SEE SECTION B.2.3.
NOMINATION AND REMUNERATION COMMITTEE	4	SEE SECTION B.2.3.

B.2.2. Detail all the Board of Directors committees and their members:

EXECUTIVE OR DELEGATE COMMITTEE

Name	Position
RAFAEL DEL PINO Y CALVO-SOTELO	CHAIRMAN
SANTIAGO BERGARECHE BUSQUET	MEMBER
JAIME CARVAJAL URQUIJO	MEMBER
JOAQUIN AYUSO GARCIA	MEMBER
FERNANDO DEL PINO Y CALVO-SOTELO	MEMBER
JOSE MARIA PEREZ TREMPS	DIRECTOR AND SECRETARY

AUDIT COMMITTEE

Name	Position
SANTIAGO EGUIDAZU MAYOR	CHAIRMAN
SANTIAGO BERGARECHE BUSQUET	MEMBER
CASA GRANDE DE CARTAGENA, S.L.	MEMBER
GABRIELE BURGIO	MEMBER
JOSE MARIA PEREZ TREMPS	SECRETARY (NOT A MEMBER)

NOMINATION AND REMUNERATION COMMITTEE

Name	Position
JUAN ARENA DE LA MORA	CHAIRMAN
SANTIAGO BERGARECHE BUSQUET	MEMBER
JAIME CARVAJAL URQUIJO	MEMBER
SANTIAGO EGUIDAZU MAYOR	MEMBER

STRATEGY AND INVESTMENT COMMITTEE

Name	Position

B.2.3. Describe the rules that govern each board committee and their responsibilities.

I.- DELEGATE COMMITTEES: THE EXECUTIVE COMMITTEE.

The Board of Directors has an Executive Committee to which it expressly delegated all the powers corresponding to the Board of Directors, except the powers that cannot be delegated under the law or the Bylaws.

It is entrusted with proposing and overseeing Ferrovial's financial, commercial and investment strategies.

The rules governing the Executive Committee are based on the same principles governing the Board of Directors and are contained in the Board Regulation.

In the Board of Directors meeting immediately subsequent to a meeting of the Executive Committee, the Board members are notified of the resolutions approved at the Executive Committee meeting and are supplied with a copy of the minutes.

II.- ADVISORY COMMITTEES OF THE BOARD.

II.A).- COMMON RULES OF ORGANISATION AND FUNCTIONING.

The advisory committees are the Audit and Control Committee and the Nomination and Remuneration Committee. Both were created in 1999 and comprise only external directors, in accordance with the Board Regulation.

In accordance with the Board Regulation, the Chairpersons of both Committees are independent directors.

In both committees, the minimum number of members is 4 and the maximum 6.

The Committees regulate their own functioning and, where not specifically envisaged, the rules established in the Regulation in relation to the Board apply.

II.B).- RESPONSIBILITY OF THE ADVISORY COMMITTEES.

The Committees are empowered to inform, supervise, advise and propose on the matters in their power. The committees' powers of proposal do not preclude the possibility of the Board deciding on such matters on its own initiative, while duly consulting the corresponding committee.

According to the Board Regulation, a decision which clashes with a Committee's recommendations can only be adopted with a resolution by the Board of Directors.

II.B.1).- AUDIT AND CONTROL COMMITTEE.

It has the following powers:

(a) EXTERNAL AUDITORS:

- Propose to the Board of Directors, for submission to the Shareholders' Meeting, the appointment of the external auditors of the Company and its consolidated group, including the conditions of the engagement, the scope of the professional mandate and, if appropriate, revocation or non-renewal.

The Audit and Control Committee can never propose to the Board of Directors to engage an audit firm where the fees it plans to pay, under all headings, exceed 5% of the firm's total revenues in the last business year.

- The auditor's mandate shall be for three years and it can be renewed for one-year periods if the Committee believes that the services received are satisfactory for the Company in terms of professional quality and remuneration. In any case, in order to check the external auditor's competitiveness, every five years the Audit and Control Committee shall assess the services received.

- Liaise between the Board of Directors and the external auditors, and assess the results of each audit. In particular, liaise with the external auditors to receive information about matters that may jeopardize their independence and other actions related to the audit process as well as other communications envisaged in the audit legislation and audit technical standards.

- Establish appropriate measures to ensure that the advisory and consulting services provided by the audit firm (or companies in its group) do not jeopardise the external auditor's independence.

(b) INTERNAL AUDITORS:

- Supervise the internal audit units and, in particular, analyse, approve and check compliance with the internal audit plan, if appropriate, and other supplementary plans approved in each case. Ascertain the degree of compliance with the corrective measures recommended by the internal audit units.

- Establish measures so that internal audit units can report irregularities and non-compliance they observe in this

connection that significantly affect the Ferrovial Group's net worth, earnings or reputation.

- Ensure that the internal audit units have the necessary human, technical and material resources and the necessary ability to perform their functions.

- Be informed of, and report upon, the process to appoint or replace the internal audit manager.

(d) FINANCIAL REPORTING:

- Be aware of the company's financial reporting process and the internal control systems and monitor compliance with the legal requirements and the correct application of generally-accepted accounting principles. Inform the Board of changes in accounting criteria and of any possible risks.

- Supervise the information that the Board of Directors must approve and include in the company's annual public documentation.

- Assist the Board of Directors in its task of ensuring the accuracy and reliability of the financial information that the Company must provide periodically to the markets, investors and authorities, in accordance with the applicable regulations.

(e) CORPORATE GOVERNANCE:

- Examine compliance with the Code of Corporate Governance and the Internal Code of Conduct relating to the Securities Markets and propose any necessary improvements. Specifically, to inform of exemptions and other authorisations which the Board of Directors may grant with regard to directors' duties, and on company transactions with shareholders, directors and senior management which require the prior approval of the Board in accordance with this Regulation.

(f) RISK CONTROL:

- Periodically analyse and assess the businesses' main risks, and risk management and control systems.

(g) SENIOR MANAGEMENT:

- Receive information and, if appropriate, issue a report on disciplinary measures against members of the Company's senior management team.

(h) INFORMATION FOR THE SHAREHOLDERS' MEETING:

- Inform the Shareholders' Meeting on the matters raised by the shareholders relating to its areas of competence.

II.B.2) NOMINATION AND REMUNERATION COMMITTEE.

This Committee has the following powers:

(a) APPOINTMENT OF DIRECTORS:

- Draft and review the criteria to be applied as to the composition of the Board of Directors and the selection of candidates.

- Advise on the proposed appointment of directors so that the Board may appoint them directly (co-option) or refer the proposals to the Shareholders' Meeting.

(b) DESIGNATION OF BOARD POSITIONS:

- Inform the appointment of the CEO

- Advise on the appointment of the Secretary and Vice-Secretary to the Board of Directors.

- Propose the members who will form part of each Committee.

(c) BOARD REMUNERATION:

- Propose the system and amount of annual remuneration for Directors.

(d) SENIOR MANAGEMENT APPOINTMENTS, REMUNERATION AND CONTRACTS:

- Inform the appointment or removal of executives who are directly accountable to the CEO.

- Inform the contracts and remuneration system for senior management.

- Establish measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the Company at a rating agency in the two years after leaving such agency.

(e) APPOINTMENTS AT SUBSIDIARIES:

- Inform the appointment of the persons to represent Ferrovial on the Boards of Directors of the main subsidiaries and investees that the Board determines;

B.2.4. Indicate each committee's powers to advise, consult and delegate:

Name of committee	Brief description
EXECUTIVE COMMITTEE	ALL THE BOARD'S POWERS EXCEPT THOSE NON-DELEGABLE BY LAW OR THE COMPANY BYLAWS. IT IS ENTRUSTED WITH FERROVIAL'S FINANCIAL, COMMERCIAL AND INVESTMENT STRATEGIES.
AUDIT AND CONTROL COMMITTEE	IT HAS THE POWER TO DISCLOSE, ADVISE AND PROPOSE MATTERS ON: APPOINTMENT OF, AND RELATIONS WITH, THE EXTERNAL AUDITOR; APPOINTMENT OF, AND RELATIONS WITH, THE INTERNAL AUDITOR; FINANCIAL INFORMATION; CORPORATE GOVERNANCE RISK CONTROL; AMONG OTHERS.
NOMINATION AND REMUNERATION COMMITTEE	IT HAS THE POWER TO DISCLOSE, ADVISE AND PROPOSE MATTERS ON: APPOINTMENT OF DIRECTORS; BOARD OFFICERS; DIRECTORS' REMUNERATION; SENIOR MANAGEMENT APPOINTMENTS, REMUNERATION AND CONTRACTS; APPOINTMENTS AT SUBSIDIARIES, AMONG OTHERS.

B.2.5. Indicate if there are any Board committee regulations, where they can be consulted, and amendments made in the year. Also, indicate if an annual report on each committee's activities has been drafted voluntarily.

I.- BOARD COMMITTEE REGULATIONS: BOARD REGULATION.

The Executive Committee is governed by the Board Regulation and, where applicable, by the rules laid down for the Board of Directors.

The composition, positions, functioning rules and powers of the Audit and Control Committee are governed by the Bylaws.

Moreover, the Board of Directors Regulation establishes that the advisory committees shall regulate their own function and, where there are no specific provisions, the rules of functioning established by the Regulation in relation to the Board shall apply, provided that they are compatible with the committee's nature and purpose.

II.- CONSULTING THE BOARD REGULATION.-

The Board of Directors Regulation is registered at the Mercantile Registry and can be accessed via the corporate web site (www.ferrovial.com).

III.- ANNUAL REPORT BY THE AUDIT AND CONTROL COMMITTEE.-

The Audit and Control Committee drafts an annual report on its activities that is included in the Company's management report.

Its Chairperson also informs the Shareholders' Meeting of this Committee's activities.

B.2.6. If there is an executive committee, state the degree of delegation and the independence given to adopt resolutions on the company's administration and management.

The Executive Committee has been delegated with all the powers corresponding to the Board of Directors, except the powers that cannot be delegated under law or the Bylaws.

The Executive Committee is entrusted with proposing and overseeing Ferrovial's financial, commercial and investment strategies.

In the Board of Directors meeting immediately subsequent to a meeting of the Executive Committee, the Board members are notified of the resolutions approved at the Executive Committee meeting and are supplied with a copy of the minutes.

B.2.7. Indicate if the executive committee's composition reflects the composition of the board in terms of director type:

YES [X] NO [ ]

If not, detail the composition of the executive committee.

B.2.8. If there is a nomination committee, indicate if all the members are external directors:

YES [X] NO [ ]

C RELATED-PARTY TRANSACTIONS

C.1. Detail significant transactions involving a transfer of funds or liabilities between the company or subsidiaries in its group and significant shareholders of the company:

Name of significant shareholder	Name of company or group undertaking	Nature of relationship	Type of transaction	Amount (thousand euro)
CASA GRANDE DE CARTAGENA, S.L.	FERROVIAL SERVICIOS, S.A. / SUBSIDIARIES	COMMERCIAL	FACILITY MANAGEMENT AT A BUILDING IN MADRID	474
MEMBERS OF THE CONTROLLING FAMILY GROUP /ENTITIES RELATED TO THEM [SEE NOTE IN SECTION G]	FERROVIAL SERVICIOS, S.A. / SUBSIDIARIES	COMMERCIAL	FACILITY MANAGEMENT OF AN OFFICE BUILDING IN MADRID	356
"	FERROVIAL CONSERVACION, S.A. / SUBSIDIARIES	COMMERCIAL	LEASE TO FERROVIAL OF OFFICE PREMISES IN MADRID OWNED BY SHAREHOLDERS	167
"	FERROVIAL INMOBILIARIA, S.A. / SUBSIDIARIES	COMMERCIAL	REAL ESTATE DEVELOPMENT MANAGEMENT SERVICES IN MADRID	110
"	GRUPO FERROVIAL SUBSIDIARIES	COMMERCIAL	LEASE OF PRIVATE VEHICLES FOR USE BY COMPANY MANAGEMENT	44
"	FERROVIAL SERVICIOS, S.A. / SUBSIDIARIES	COMMERCIAL	CONSERVATION, MAINTENANCE AND REPAIR OF INSTALLATIONS IN HOMES	102

C.2. Detail transactions involving a significant transfer of funds or liabilities between the company or subsidiaries in its group and directors or executives of the company:

Name of director or executive	Name of company or group undertaking	Nature of transaction	Type of transaction	Amount (thousand euro)
RAFAEL DEL PINO Y CALVO-SOTELO	FERROVIAL AGROMAN, S.A. / SUBSIDIARIES		HOUSE CONSTRUCTION WORK	692
"	FERROVIAL AGROMAN, S.A. / SUBSIDIARIES		INSTALLATION REPAIR WORK	14
"	FERROVIAL SERVICIOS, S.A. / SUBSIDIARIES		MAINTENANCE OF INSTALLATIONS IN A HOME	18
NICOLÁS VILLEN JIMENEZ	FERROVIAL INMOBILIARIA, S.A. / SUBSIDIARIES		ACQUISITION OF HOME UNDER DEVELOPMENT IN MADRID	48
PEDRO BUENAVENTURA CEBRIAN	FERROVIAL INMOBILIARIA, S.A./SUBSIDIARIES		ACQUISITION OF HOME UNDER DEVELOPMENT IN POLAND	17
JUAN BEJAR OCHOA	FERROVIAL SERVICIOS S.A. / SUBSIDIARIES		INSTALLATION MAINTENANCE SERVICES	33
ALVARO ECHÁNIZ URCELAY	FERROVIAL INMOBILIARIA, S.A. / SUBSIDIARIES		ACQUISITION OF HOME UNDER DEVELOPMENT IN MADRID	37
BANESTO [SEE NOTE IN SECTION G]	GRUPO FERROVIAL SUBSIDIARIES		COLLECTION OF COMMISSIONS FOR TRADING AND SETTLEMENT OF DERIVATIVES TRANSACTIONS	1,765
"	"		PAYMENT OF COMMISSIONS FOR DERIVATIVES TRANSACTIONS	1,980
"	"		INTEREST PAID	1,835
"	"		PAYMENT OF INTEREST ON MORTGAGE LOANS	1,575
"	"		BALANCE DRAWN ON GUARANTEE LINES	316,600
"	"		AMOUNTS DRAWN AGAINST CONFIRMING LINES	50,000
"	"		BALANCE DRAWN ON MORTGAGE LOANS AND CREDIT LINES	166,000
ERICSSON [SEE NOTE IN SECTION G]	FERROVIAL SERVICIOS S.A. / SUBSIDIARIES		FACILITY MANAGEMENT	22,347
"	GRUPO FERROVIAL SUBSIDIARIES		RECEIPT OF AUDIOVISUAL INSTALLATION SERVICES	79
AVIVA [SEE NOTE IN SECTION G]	GRUPO FERROVIAL, S.A.		ARRANGEMENT OF INSURANCE POLICIES	1,783

BANKINTER [SEE NOTE IN SECTION G]	GRUPO FERROVIAL SUBSIDIARIES		COLLECTION OF COMMISSIONS FOR BANK INTERMEDIATION SERVICES	54
"	"		PAYMENT OF SUNDRY COMMISSIONS	65
"	"		INTEREST PAID	739
"	"		INTEREST PAID ON MORTGAGE AND OTHER LOANS	1,094
"	"		BALANCE DRAWN ON MORTGAGE LOANS AND CREDIT LINES	39,600
"	"		AMOUNTS DRAWN AGAINST CONFIRMING LINES	52,300
"	"		GUARANTEE LINES	30,000
TPI [SEE NOTE IN SECTION G]	GRUPO FERROVIAL SUBSIDIARIES		RECEIPT OF ADVERTISING SERVICES	178
NH HOTELES [SEE NOTE IN SECTION G]	GRUPO FERROVIAL SUBSIDIARIES		HOSPITALITY SERVICES PROVIDED BY NH HOTELES	58
"	FERROVIAL SERVICIOS S.A. / SUBSIDIARIES		PROVISION OF MAINTENANCE SERVICES TO NH HOTELES	8

C.3. Detail the significant transactions between the company and other companies in the group, except those that are eliminated in consolidation or do not form part of the company's normal operations with regard to their purpose and conditions:

Name of the group's subsidiary	Brief description of transaction	Amount (thousand euro)
	SEE NOTE IN SECTION G	

C.4. Identify any conflicts of interest of company directors, in accordance with article 127 ter of the Spanish Corporations Law.

At year-end, the Company was not aware of any conflicts of interest between the company and its directors.

C.5. Detail the mechanisms established for detecting, determining and resolving possible conflicts of interest between the company and/or its group, and its directors, executive or significant shareholders.

In accordance with the Board of Directors Regulation, directors must strive to avoid situations that might involve a conflict of interest between the company and companies in its group and must provide the Board Secretary with due advance notice of any such situations.

If required, the matter is submitted to the Board of Directors.

Directors must not attend or intervene in the debates on matters in which they have a personal interest.

Those obligations also apply to controlling shareholders, senior management and persons related to any of them.

Moreover, proprietary directors are specifically obliged to inform the company of any situations that may involve a conflict of interest between the shareholders who proposed their appointment and Grupo Ferrovial, and must abstain from participating in the corresponding decisions.

D RISK CONTROL SYSTEMS

D.1. Describe the risk policy of the company and/or its group, detailing and assessing the risks covered by the system, and justify why those systems conform to each type of risk.

Ferrovial operates in countries with different social and economic situations and regulatory frameworks. In this context, a range of risks are generated that are considered to be inherent to Ferrovial's businesses and sectors.

In general, Ferrovial believes that significant risks are those that may compromise the profitability of its activities, the financial solvency of the company or group, the corporate reputation and the personal safety of its employees.

In particular, the most significant risks covered by the system are as follows:

1. Risks related to deficiencies or delays in executing work or providing services.

2. Environmental risks:

(a) Risks arising from practices that may generate a significant environmental impact, mainly as a result of construction work, waste management or treatment, and the provision of other services.

(b) Risk of failing to comply with current regulations, specifically those related to adapting the group's new activities to the latest environmental and planning legislations.

3. Financial risks, especially:

(a) Changes in interest rates and exchange rates for activities outside Spain.

(b) Non-payment or default of customers.

4. Risks due to damage:

(a) Liability for damage to third parties while providing services.

(b) Damage to infrastructure developed or managed by Grupo Ferrovial, due basically to natural disasters.

Additionally, other more generic or less specific occupational risks are also covered, specifically the health and safety of employees (especially in construction) and damage to goods and assets of group companies.

The management systems described in section II below are based on global risk management and cover all Grupo Ferrovial's areas of activity and corporate spheres.

The control systems were conceived for the effective identification, measurement, assessment and prioritisation of risks. Those systems generate sufficient reliable information for the various units and bodies with risk management powers to decide in each case if they should be assumed in controlled conditions, mitigated or avoided.

D.2. Indicate the control systems established to assess or reduce the main risks for the company and its group.

Risks are identified and control measures are established in all corporate and business spheres via a system based on international global risk management standards (IRM, AIMC, ALARM. 2002).

The control and reporting system is applied to all of Grupo Ferrovial's business areas. The information is transmitted from the various areas to the corporate level, where all the data is integrated and

standardised in a process which regulates, among other aspects, the following:

- The basic criteria for risk reporting and any contingencies identified in each area.

- The formats and databases containing that information.

- The criteria for semi-quantitative assessment of the risk (in terms of impact and probability) and its economic assessment.

- The trend in key indicators associated with each risk, where available, and the alert thresholds that trigger corrective or preventive measures.

- The obligation to detail the control and management measures implemented for each risk in particular, and any proposed to improve such management.

The information used by the system is generated through a small workteam that includes the heads of each area of activity in the Finance, Quality & Environment, Human Resources, and Legal departments, directly supervised by the General Manager. All members of the workteam belong to management.

The risks that are detected are assessed and prioritised by a standardised semi-qualitative procedure based on a system of relevant reliable indicators; in each case, the control and management measures established are described. This information is transmitted periodically to the corporate level, where it is compiled and cross-checked before notifying the Board's Audit and Control Committee, as detailed in section D.4.

The business's most significant risks are managed and controlled by the following specific systems:

1. MANAGEMENT SYSTEMS

(a) Quality management systems.

All the business areas have implemented ISO 9001-compliant quality management systems certified by accredited bodies. In all cases, those systems are implemented at the production centres through quality plans developed specifically for each one which ensure: (a) prior planning of the relevant processes for product and service quality; (b) systematic, documented control of such processes; and(c)

sufficient feedback to detect systematic errors and design corrective or preventive measures in order to prevent or mitigate errors in the future.

The most significant variables of the businesses' quality systems are grouped in indicators, which are reported to Ferrovial's Management Committee.

In 2004, the Real Estate and Construction divisions co-developed an innovative tool to measure the quality of delivery of homes built by Ferrovial (the Inca system).

This tool, which includes identifying critical points in the process and activating improvement projects to increase the quality of the product delivered to the customer, was implemented in 2005 at the new residential buildings and is providing the first results.

(b) Environmental management systems

The business areas with significant environmental risks (mainly, Construction and Services) have implemented environmental management systems that comply with at least the ISO 14001 standard. In all cases, the systems have been certified by accredited bodies. In the production centres, those systems are adapted to the site via an environmental management plan that envisages the systematic planning and control of the processes that involve environmental risk, the applicable legal requirements, and the establishment of quantified objectives for improving environmental performance of the production centre.

The processes in the activities are subject to ongoing environmental assessment and audit systems, the applicable environmental practices, and degree of compliance with the legislation.

In order to ensure adequate knowledge of the current regulation on the matter, in 2005 Ferrovial developed an on-line information system (SIGMA) that can be consulted via the corporate intranet, which summarises the legal requirements in environmental matters for all the production centres in a detailed, simple way and is constantly updated.

Grupo Ferrovial also has an innovative environmental risk control and monitoring tool called EPI (environmental performance index), which has been validated by a government-sponsored research centre (King Juan Carlos I University in Madrid) and recognised by the UNESCO Environmental Chair. The EPI was implemented in the

Construction area in 2005 and the index designed for the Services area was completed. Therefore, the activities with the highest environmental risk have an environmental performance indicator throughout the process and the results are reported periodically to the Management Committee and the Audit and Control Committee.

In the Infrastructure area, an ISO 14001-compliant environmental management system was designed in 2005 and will progressively be implemented during 2006.

(c) Other preventive measures:

§ Occupational safety systems

In all the areas and in the corporate sphere, occupational safety systems have been applied in accordance with Law 31/1995 and its implementing regulation. Safety systems are periodically audited by external bodies accredited for this purpose.

The areas with most significant occupational risks, particularly Construction, have health and safety plans specifically designed for each project and are continuously monitored by central services. Monitoring visits assess on-site safety measures, including all outsourced activities. The system was co-developed with Instituto Nacional de Seguridad e Higiene en el Trabajo under the framework of an agreement signed between Ferrovial Agromán and this body in 2004.

§ Financial risk control mechanisms

Exposure to exchange rate fluctuations:

In general, management of this risk is centralised through the Finance Department based on hedging mechanisms.

In order to ensure that projected cash flows are not affected by exchange rate fluctuations, the following are hedged:

- Multi-currency projects (awarded or in the bidding process)

- Income from foreign subsidiaries and dividends or refunds of capital expected to be received from foreign subsidiaries.

- Cash of foreign subsidiaries.

- Payments to suppliers in foreign currency.

Exposure to interest rate variations:

This is a very significant risk in the Infrastructure area. The objective when financing those projects is to obtain a fixed interest rate when closing the deals with the financiers. When this is not possible, the company considers hedging that risk during the entire financing term (depending on the situation and on the investment volume).

Regarding the Group's floating-rate debt, the Finance Department monitors any market changes in order to take advantage of lower interest rates. Although the trend in previous years was to be exposed to interest rates, the Group's change towards a net debt position means that it is reviewing this policy in order to sign partial or total hedges of that risk.

Management of country-risk in investments outside Spain (Infrastructure area):

Grupo Ferrovial's investment capacity is focused mainly in OECD countries since their political, social and economic conditions and legal certainty are considered to be sufficient and sound. In this context, the risk that the government will renationalise the concessions is sufficiently hedged by the clauses that guarantee indemnity and compensation to concession holders.

Non-payment or default:

The risk of non-payment by private customers, mainly in the Construction area, is mitigated by a study of their solvency prior to the signature of the contract. The contractual requirements are supervised by the legal and financial departments in order to ensure that they establish sufficient guarantees in the event of non-payment, including halting the work. During the performance of the work, the finance department continually monitors the certificates, collection documents, and their effective payment.

2. RISK COVERAGE SYSTEMS.

Grupo Ferrovial has a corporate insurance policy for all its activities through the Insurance Corporate Unit. Company policy requires that insurance hedging should be signed in general for damage to own goods and infrastructure built by group companies and for third-party liability.

The risks that can be transferred via insurance policies are continually monitored since the company analyses and revises coverage, indemnity caps, exclusions, and premium costs.

As a result of redefining the insurance policy in 2004, the insurance hedges and premiums signed in the various programmes in the international sphere were optimised in 2005, taking advantage of the volume and variety of the risk exposure of all the businesses and activities, particularly Services and Infrastructure.

D.3. In the event that some of the risks that affect the company and/or its group have materialised, indicate the circumstances that caused this and if the control systems worked.

In 2005, there were no risks other than those caused by the normal development of Grupo Ferrovial's various activities, which did not have significant adverse effects on the company.

In fact, when there has been a situation in which a risk could materialise, the prevention, information and control mechanisms worked effectively; therefore, the company believes that its risk management systems and resources have worked satisfactorily.

D.4. Indicate if there is a committee or other body in charge of establishing and supervising those control measures, and detail their functions.

A Quality & Environmental Department was created in 2003 that is directly accountable to the CEO; its powers include most of those related to coordinating and monitoring the group's risk profile.

The Corporate Insurance Unit was created in 2004; its functions are described in section D.2 and it forms part of the Quality & Environmental Department.

The Audit Department, also part of the corporate structure, plans and works on the basis of the identified risks in order to assess the efficacy of the measures established for risk management.

In accordance with the Board of Directors Regulation, the Audit and Control Committee's powers include periodically analysing and assessing the businesses' main risks and the systems established for their management and control. The Committee spends most of its meeting schedule on this function and is periodically assisted by the heads of the aforementioned corporate departments.

D.5. Identify and describe the processes for compliance with the various regulations that affect the company and/or its group.

The quality, environmental and occupational safety management systems are continually being assessed and audited internally. The audit plans affect both central services and the production centres. In all cases, central services audit both the business areas and the corporate department, with the cooperation of qualified technicians who know the business but are independent of the production line.

INTERNAL AUDIT.

The Audit Department, which reports directly to the Chairperson and is at the disposal of the Board of Directors through the Audit and Control Committee, contributes to managing the risks the group faces in meeting its objectives.

The Audit Department continually analyses the control procedures and systems, organisation models and management variables of the group's main areas, including the projects within the various business lines and aspects of the various support departments. The conclusions are then reported to the heads of the areas assessed and the group's senior management, including specific recommendations aimed at implementing improvements.

The Audit Department also collaborates in investment and post-investment processes, it actively participates in fraud prevention and control, and it settles differences in internal relations between the various group companies.

To perform the aforementioned functions, the Audit Department has the knowledge and experience to enable it to have ongoing direct contact with the various businesses, and it draws on prestigious external advisors when necessary.

CODE OF BUSINESS ETHICS.

Since 2004, Grupo Ferrovial, S.A. has a Code of Business Ethics, approved by the Board of Directors, that establishes the basic business ethics principles and commitments that all its companies, employees and executives must respect and comply with in their activities.

The document complies with the company's commitment to ensure that relations between the company, its employees and other stakeholders adhere to the principles of respect for the law, ethical integrity and respect for human rights.

In parallel, the company also established a procedure for proposing improvements, making comments and criticisms, and reporting inefficient situations, inappropriate behaviour, non-compliance with the Code of Business Ethics and other matters, all of which can be done anonymously.

PROCEDURE FOR THE PROTECTION OF GRUPO FERROVIAL EQUITY THROUGH PREVENTION OF INTERNAL FRAUD

In 2005, an internal procedure was applied to protect corporate assets by preventing behaviour that may lead to fraud.

The procedure implements the corresponding principle of the Code of Business Ethics and establishes the right and obligation to inform of behaviour or actions that may jeopardise Group assets either to a superior or via a system through which employees can make a report (either signed or anonymous).

E SHAREHOLDERS' MEETING

E.1. List the quorums for the shareholders' meeting established in the bylaws. Describe how they differ from the minimum requirements envisaged in the Spanish Corporations Law.

Shareholders' Meetings are validly convened, at first call, when the shareholders present or represented by proxy own at least 25% of the subscribed capital with voting rights. At second call, the Meeting is validly convened regardless of the percentage of capital in attendance.

In order for the ordinary or extraordinary Shareholders' Meeting to validly resolve on bond issues, capital increases or decreases, changes of corporate form, mergers, spin-offs, dissolution and liquidation and, generally, any amendments to the Bylaws, the shareholders present or represented at first call must own at least 50% of the subscribed voting capital. or, at second call, at least 25%, although if the shareholders in attendance represent less than 50% of the subscribed voting capital, the resolutions referred to in this paragraph may only be validly adopted with the favourable vote of two-thirds of the capital present or represented at the Meeting.

Those provisions envisaged in the Bylaws and the Board Regulation coincide with the minimum requirements established in the Spanish Corporations Law.

E.2. Explain the system for adopting corporate resolutions. Describe how they differ from the provisions envisaged in the Spanish Corporations Law.

Resolutions are adopted by majority, in accordance with the provisions established in the Spanish Corporations Law.

E.3. Detail shareholders' rights in relation to shareholders' meetings that differ from those established in the Spanish Corporations Law.

The Shareholders' Meeting Regulation, which was approved by the Shareholders' Meeting on 26 March 2004, regulates shareholders' rights in relation to shareholders' meetings and, in addition to the provisions established in the Spanish Corporations Law, it envisages the following:

In relation to those rights, Law 19/2005 of European Corporations domiciled in Spain, dated 14 November, amended several Shareholders' Meeting provisions of the Spanish Corporations Law. The Board of Directors will ask the 2006 Shareholders' Meeting to approve a reform of the Bylaws and Shareholders' Meeting Regulation in order to add the legal changes regarding the publication of a supplement to the agenda at the request of certain shareholders, and the possibility of attending via telematic means and announcing the meeting earlier than required by law.

ANNOUNCEMENT OF MEETINGS:

- As soon as the likely date of the Meeting is known, the Board may post it on the company's web site or disseminate it by any other means it sees fit.

- The governing body shall consider the advisability of disseminating the notice of meeting via a larger number of media.

DRAFTING OF AGENDAS:

- The governing body may consider suggestions or proposals made in writing by shareholders and bearing relation to the Company's activities or interests which it deems of interest for the Meeting.

RIGHT TO BE INFORMED:

- The Company will post on its web site the text of all the resolutions proposed in the Agenda, with an explanation of the reasons for each one.

- The Company will post on its web site the replies given to shareholders in response to the questions they raise.

ATTENDANCE OF EXTERNAL AUDITORS:

- The external auditors must attend the Shareholders' Meeting.

PARTICIPATION OF THE CHAIRPERSON OF THE AUDIT AND CONTROL COMMITTEE.

- The Chairperson of the Audit and Control Committee must participate in Ordinary Shareholders' Meetings.

E.4. Indicate any measures adopted to encourage shareholders to participate in shareholders' meetings.

In accordance with the Board of Directors Regulation, one of the Board's functions is to encourage shareholder participation and adopt all appropriate measures to enable the Shareholders' Meeting to effectively perform its functions. The Board must strive to ensure that shareholders have all the necessary information so as to form an accurate opinion about the Company's performance.

The Shareholders' Meeting Regulation contains several provisions that encourage shareholders to participate:

- The Board considers the advisability of disseminating the notice of meeting via a larger number of media.

- When the governing body is aware of the likely date of the Shareholders' Meeting, it can communicate this through the Company's web site or via any other means it deems fit.

- Shareholders will be told that the Meeting is more likely to be held at first call or at second call.

- To draft the Agenda, the Board may consider the suggestions and proposals made in writing by the shareholders which bear a relation

to the Company's activities and interests and which it deems to be of interest to the Meeting.

- On occasion of giving notice of the Shareholders' Meeting, the Board shall assess whether there are distance means of communication enabling shareholders to vote and/or grant proxy while duly ensuring the identity of the person exercising the right to vote or, if by proxy, the identities of the proxy and shareholder, and if the use of such means is feasible.

- The Company shall post the text of all the proposed resolutions, and the documents and reports that are mandatory or are determined by the Board of Directors on the web site. Proposed resolutions must be accompanied by a justification.

- The Company's web site shall contain all the information deemed to be useful to enable shareholders to attend and participate in the Shareholders' Meeting, including the procedure for obtaining the attendance card; instructions on how to cast or delegate votes at a distance as envisaged in the notice, if appropriate; information on the Meeting venue and how to get there; information on any systems or procedures that enable shareholders to follow the Meeting and information the Investor Relations Department.

- Shareholders can follow the Meeting at a distance via audiovisual means.

- Simultaneous translation mechanisms are possible.

- The company will study measures to enable shareholders with disabilities to access the Meeting room.

- The round of questions at the Shareholders' Meeting is regulated in detail, in addition to taking the floor, shareholders may verbally request any information or clarification they see fit about the items on the Agenda.

- The rights to be informed before or during the Meeting are guaranteed to shareholders, in accordance with the Spanish Corporations Law.

E.5. Indicate if the position of chairperson of the shareholders' meeting coincides with that of the chairperson of the board of directors. Detail any measures adopted to guarantee the independence and smooth transaction of the shareholders' meeting:

YES [X] NO [ ]

Detail the measures
The Shareholders' Meeting Regulation approved by the Meeting on 26 March 2004 regulates items such as the convening, preparation and transaction of the Shareholders' Meeting and the rights attributed to the shareholders on the occasion of the Meeting. The Shareholders' Meeting regulation is considered to be appropriate for guaranteeing the transaction of the Shareholders' Meeting. Since the Company was floated on the stock exchange, Grupo Ferrovial, S.A. has requested the presence of a notary to minute the Shareholders' Meeting and perform the related functions, such as helping to organise the round of questions as the Meeting decides and minute or custody the literal statements which shareholders wish to make.

E.6. Indicate any amendments to the shareholders' meeting regulation in the year.

The current Shareholders' Meeting Regulation was approved by the Meeting on 26 March 2004 and was registered at the Madrid Mercantile Registry and notified to the CNMV.

Since its approval and until year-end, it had not been amended.

E.7. Indicate the attendance of the shareholders' meetings held in the year of this report:

Attendance

Date of shareholders' meeting	% of attendance	% by proxy	% distance vote	Total %
18-03-2005	1.810	72.550	0.000	74

E.8. Briefly indicate the resolutions adopted by the shareholders' meetings held in the year of this report and the percentage of votes that approved each resolution.

Below is a brief summary of the resolutions adopted by Board of Directors on 18 March 2005. The full text of the resolutions is available on Ferrovial's web site (www.ferrovial.com):

- ITEM ONE ON THE AGENDA: Report on the amendment of the Board of Directors Regulation of Grupo Ferrovial, approved on 28 May 2004 (information not submitted for voting).

- ITEM TWO: Approval of the financial statements (balance sheet, income statement and notes to financial statements) and the management report of the company, both drafted by the Board of Directors, for the year ended 31 December 2004 (approved with a favourable vote of 99.56% of the quorum).

- ITEM THREE: Approval of the financial statements (balance sheet, income statement and notes to financial statements) and the management report of the consolidated group, both drafted by the Board of Directors, for the year ended 31 December 2004 (approved with a favourable vote of 99.56% of the quorum).

- ITEM FOUR: Approval of the 2004 earnings distribution and ratification of the resolution adopted by the Board of Directors on 29 October 2004 to distribute an interim dividend (approved with a favourable vote of 99.8% of the quorum).

- ITEM FIVE: Approval of the conduct of business by the Board of Directors in 2004 (approved with a favourable vote of 99.68% of the quorum).

- ITEM SIX: - Re-appointment of the directors Santiago Bergareche Busquet, Jaime Carvajal Urquijo, Joaquín Ayuso García, Fernando del Pino y Calvo Sotelo and Gabriele Burgio for a period of 3 years (approved with the favourable vote of 99.7% of the quorum).

- ITEM SEVEN: Approval of a system of remuneration for senior managers and members of the Board of Directors with executive functions, consisting of the payment of part of their remuneration in the form of shares of the Company (approved with the favourable vote of 93.5% of the quorum).

- ITEM EIGHT: Authorisation to the Board of Directors to acquire shares of the Company on the market, either directly or via dependent companies, subject to specific limits and requirements, as established by the Shareholders' Meeting and transcribed in section A.8 of this report (approved with a favourable vote of 89.88% of the quorum).

- ITEM NINE: Delegate to the Chairman of the Board of Directors, Mr. Rafael del Pino y Calvo-Sotelo, to the CEO, Mr. Joaquín Ayuso García, and to the Director-Secretary, Mr. José María Pérez Tremps, the power for any of them, without distinction, to formalise and

express as a public instrument the resolutions adopted by this Shareholders' Meeting and, in particular, to present for filing at the Mercantile Registry the certificates of the resolutions approving the financial statements and the distribution of income, attaching the legally-required documents, and to grant any other public or private document that may be required to register the adopted resolutions at the Mercantile Registry, including the power to remedy or rectify on the basis of verbal or written comments made by the Registrar (approved with a favourable vote of 99.8% of the quorum).

E.9. Indicate the number of shares required to attend the Shareholders' Meeting and if there is a bylaw restriction regarding this.

In accordance with the Shareholders' Meeting Regulation and Bylaws, all the shareholders who own at least 100 shares can attend the Shareholders' Meeting and shares can be grouped to reach that figure.

Other than that minimum, there are no bylaw restrictions on attendance.

E.10. Indicate and explain the company's policy on delegating votes in the shareholders' meeting.

Proxies at Shareholders' Meetings are governed by article 15 of the Bylaws and articles 12 and 13 of the Shareholders' Meeting Regulation. This regulation, of which we have transcribed the articles contained in the Shareholders' Meeting Regulation, is considered appropriate for guaranteeing shareholders' rights to be represented at the Meeting and delegate their vote.

ARTICLE 12 OF THE SHAREHOLDERS' MEETING REGULATION: REPRESENTATION.

1. Without prejudice to legal entities that are shareholders attending by proxy, all shareholders entitled to attend can be represented at the Shareholders' Meeting by a proxy, even if the latter is not a shareholder.

2. Proxies are always revocable. As a general rule, and provided that the date can be accredited as certain, the most recent actions made by the shareholder prior to the Meeting shall be valid. If such certainty does not exist, the shareholder's vote shall prevail over the proxy's. In any case, the shareholder's attendance in person to the Shareholders' Meeting shall revoke any proxy.

3. Proxies must be specific for each Meeting, given in writing or via the remote means of communication whose use is expressly envisaged by the governing body in the notice of meeting, provided that the requirements set out in the notice are met and, in any case, that the shareholder's identity is duly assured.

4. To be valid and, therefore, be accepted by the Company, the documents that contain proxies for the Meeting must include at least the following items:

a) Date of the Shareholders' Meeting and the Agenda.

b) Identity of the shareholder and proxy. If not specified, it is understood that the proxy was granted interchangeably to the Chairperson of the Board of Directors, the CEO, the Secretary of the Board of Directors or any other member of the governing body who, for this purpose, is determined specifically in each notice of meeting.

c) Number of shares owned by the shareholder granting the proxy.

d) Voting instructions on each item on the Agenda.

5. The Chairperson, the Secretary of the Shareholders' Meeting or the persons designated by them are empowered to determine the validity of proxies and compliance with the requirements for attending the Meeting.

6. The power to grant proxy shall be without prejudice to the provisions of the law with regard to representation by family members or general powers of attorney.

ARTICLE 13 OF THE SHAREHOLDERS' MEETING REGULATION. PUBLIC SOLICITATIONS OF PROXIES.

1. When the Company's Directors, securities depositories or the companies in charge of registering the book-entries solicit proxies for themselves or for others and, in general, provided that the solicitation is made publicly, the rules contained in the Spanish Corporations Law and implementing regulations shall be applicable. In particular, the document containing the proxy must include, in addition to the items stated in Article 12.4, which way the proxy must vote if precise instructions are not given.

2. Members of the governing body who obtain public proxies cannot exercise the right to vote relating to the shares they represent in the items on the Agenda in which they are in conflict of interests and, in any case, regarding the following decisions:

a) Their appointment or ratification as members of the governing body.

b) Their dismissal or removal as members of the governing body.

c) Shareholder derivative suits against them.

d) Approval or ratification, as the case may be, of Company transactions with those members of the governing body, or companies controlled by them or that they represent, or persons acting on their behalf.

3. The proxy may also include items that, though not envisaged in the Agenda, can be dealt with at the Shareholders' Meeting in accordance with law; in this case, the preceding paragraph is also applicable.

E.11. Indicate if the company is aware of the institutional investors' policy of participation in company decisions:

YES [ ] NO [X]

Describe the policy

E.12. Indicate the web site and the way in which to access corporate governance content on the company's web site.

The home page of the company's web site (www.ferrovial.com) has a link to the corporate governance section.

Furthermore, the corporate governance section can also be accessed from the "Information for shareholders and investors" section.

The web site conforms to the form and content required by the CNMV Circular 1/2004, dated 17 March.

F DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of compliance or non-compliance with existing corporate governance recommendations.

In the event of not complying with some recommendations, detail the recommendations, regulations, practices or criteria applied by the company.

If the single document referred to by Order ECO/3722/2003, dated 26 December, has not been drafted, the recommendations of the Olivencia Report and Aldama Report should be used as reference to complete this section.

I.- CORPORATE GOVERNANCE RESPONSIBILITY.-

In accordance with the Board of Directors Regulation, the Secretary is in charge of verifying the Company's compliance with the corporate governance regulations and of interpreting them, as well as analysing corporate governance recommendations with a view to their possible inclusion in the company's internal regulations.

In accordance with the Board Regulation, the Audit and Control Committee supervises compliance with the corporate governance regulation and proposes improvements and, specifically, advises beforehand on exemptions and other authorisations that the Board of Directors may grant with regard to directors' duties, and on company transactions with shareholders, directors and senior management which require the prior approval of the Board in accordance with the Regulation.

II.- APPLICATION OF THE OLIVENCIA AND ALDAMA REPORTS.

As stated in the Introduction, since the IPO Grupo Ferrovial, S.A. has sought to transmit information on corporate governance to the market and its shareholders through the corresponding corporate governance reports.

- In the years since the publication of the "Report by the Special Commission to study an ethical code for Boards of Directors" (the Olivencia Report), a detailed analysis of each recommendation has been made.

- Compliance with those recommendations was subsequently completed when most of the governance recommendations contained in the "Report by the special commission to foster transparency and security in the

markets and in listed companies" (the Aldama Report) were incorporated into the internal regulations.

In short, the following corporate governance recommendations were included in the Board of Directors Regulation, the Internal Code of Conduct in Matters Relating to the Securities Markets, and the Shareholders' Meeting Regulation:

(i) Composition of Board of Directors:

* Definition of the various types of Directors.

- Inclusion of the incompatibilities of external directors with regard to commercial or professional relations with the Company.

- Definition of independent directors and the requirements for being appointed as such.

- Regulation of external directors not classified as proprietary or independent directors.

- Provision that proprietary and independent Directors cannot be removed.

- Inclusion of a significant proportion of independent directors in the Board of Directors.

(ii) Directors' duties:

- Inclusion, in the internal regulation, of a procedure for the Shareholders' Meeting or the Board to exempt directors from certain duties.

- Extension of duties of loyalty to controlling shareholders and senior executives.

- Regulation of conflicts of interest between the shareholder who proposes a proprietary director and the Company.

- Directors' right to contact senior management, for the purposes of information, and to be assisted by external professionals and obtain information from the Secretary (among others) to perform their functions.

- Directors' obligation to notify the company of share acquisitions or sales within 48 hours.

- Prohibition on holding executive positions in competing companies.

- Directors' duty to inform the company of claims against them.

(iii) Board functions:

- Obligation of the Board to analyse Ferrovial's budget and strategic guidelines and to monitor the Company's financial statements, at least every quarter, and supervise periodic public reporting.

- Presentation of a triple balance sheet: economic, social and environmental.

- Obligation of the Chairman, CEO and CFO to certify the correctness and completeness of the content of the financial statements.

- Obligation of Board to draft the accounts clearly and accurately.

- Obligation of the Board to ensure that shareholders have all the necessary information to make an informed opinion about the Company's performance.

(iv) Board Committees:

- Obligation of the Audit and Control Committee to issue an Annual Report about its activities.

- Empowerment to the Nomination and Remuneration Committee to establish measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the company at a rating agency in the two years after leaving such agency.

- Empowerment to the Audit and Control Committee to appoint or replace the internal audit manager.

- Empowerment to the Audit and Control Committee to inform the Board regarding changes in accounting methods.

(v) Regarding Board and senior management remuneration:

- Consideration of any qualifications in the external auditors' report that have a significant impact on the corresponding year's profit and loss account when determining Directors' remuneration based on Company earnings.

- Itemised disclosure of individual Directors' remuneration.

- Itemised disclosure of individual senior management remuneration.

III.- OTHER CORPORATE GOVERNANCE RECOMMENDATIONS APPLIED BY THE COMPANY.

Other measures were also adopted to promote transparency and corporate governance:

- Extension of the Audit and Control Committee's powers to propose to the Board, for submission to the Shareholders' Meeting, the appointment of the external auditors of the company and its consolidated group.

- Implementation of a procedure for the Audit and Control Committee to assess the external auditor's competitiveness.

- Empowerment to the Audit and Control Committee to monitor internal audits, check the internal audit plan and, where appropriate, establish measures so that internal audit units can report irregularities and non-compliance, as set out in the Board Regulation.

- Prohibition of Directors from being Directors or executives of a competing company.

- Prohibition of directors from providing representation or consultancy services to competing companies unless they obtain authorisation from the Board based on a report by the Audit and Control Committee.

- Prohibition of directors from providing services of special importance to, and from being a director of, a competing company within the two years after they cease to be members of the Board, unless exempted.

- Obligation of Directors to inform the Company of other Directorships or Senior Management positions that they hold at other companies which are not competitors.

- Extension of directors' duties, as well as those of senior management and controlling shareholders, to individuals representing directors which are legal entities and other managers individually appointed by the Board.

IV.- COMMENTS ON RECOMMENDATIONS NOT INCLUDED IN INTERNAL REGULATIONS.

In this connection, there was a new feature with respect to the factors published in previous years' reports.

- Standardisation of attendance cards: Grupo Ferrovial believes that it lacks the possibility of intervening in the process of issuance of attendance cards by depositories. Nevertheless, as it disclosed in the 2004 corporate governance report, on occasion of the 2005 Shareholders' Meeting, it issued its own card in order to facilitate remote proxy-granting or voting, once it has been checked that this does not impede or hinder due accreditation of the identity of the person delegating or voting and of his/her position as shareholder; such a card would not replace the one issued by depositories. The company intends to continue complying with those requirements for this practice.

- Convening of the Shareholders' Meeting with more advance notice than required by law: The Law on European Corporations domiciled in Spain (Law 19/2005, dated 14 November) amended the Spanish Corporations Law, including, among other factors, convening the Shareholders' Meeting with more advance notice. Therefore, although this recommendation may still be in force, the legal context has changed significantly. Nevertheless, to complement the content of those legal obligations, the company undertakes to unofficially announce the date planned for the Meeting before the formal announcement.

- Submission of some business decisions to the Shareholders' Meeting. It was considered appropriate not to introduce changes in the allocation of responsibilities between the Board and the Shareholders' Meeting. It was also considered very appropriate to ensure that the Company has, at all times, the ability to make decisions rapidly, which is sometimes incompatible with complying with the deadlines in convening a Shareholders' Meeting.

In any case, Ferrovial maintains and will maintain complete transparency with shareholders regarding significant transactions and projects, and not only through the Shareholders' Meeting.

- Definition and dissemination of the policy for institutional investor participation. Ferrovial considers that these obligations should not be regulated specifically by issuers because they would lead to a disparity of conditions with respect to institutional investors.

- Creation of a Strategy and Investment Committee. As the Board of Directors has an Executive Committee, Ferrovial believes that it is not necessary to create another committee specialising in this matter since those functions are performed appropriately by the Executive Committee.

- Rules governing protection measures in the event of dismissal or changes in control. Adoption of any such measures in favour of Senior Management requires a prior report by the Nomination and Remuneration

Committee. In accordance with the Board Regulation, one of the Board's functions is to approve the remuneration policy and the remuneration for Senior Management. The need for a resolution for approval by the Shareholders' Meeting was not considered to be necessary. Apart from that, the Company undertakes to inform the market on those matters.

- Book provisions in the balance sheet for excess indemnities envisaged in protection clauses. Ferrovial does not consider it necessary to implement a special, specific imperative regulation for provisions.

Ferrovial believes that its provision accounting correctly and completely reflects the net worth situation in all respects.

In any case, the section on Board remuneration (Section G, in the Note on Section B.1.9) provides supplementary information on this matter.

G OTHER INFORMATION OF INTEREST

If you believe that a significant principle or item relating to corporate governance practices applied by your company has not been disclosed in this report, provide information.

This section can include any other information, clarification or qualification related to the aforementioned sections of this report provided that they are significant and are not repetitive.

Specifically, indicate if the company is subject to corporate governance legislation other than the Spanish one and, if so, include the obligatory disclosures that differ from those required in this report.

NOTES

SECTION A.3.: TABLE ON HOLDINGS BY MEMBERS OF THE BOARD OF DIRECTORS IN THE COMPANY'S CAPITAL: Directors/representatives of Directors marked "[(1) See note in section G]" are part of the family group who indirectly control 58.314% of share capital through Portman Baela, S.L. and Casa Grande de Cartagena, S.L.

SECTION A.3.: STAKE HELD BY MEMBERS OF THE BOARD OF DIRECTORS AS A PERCENTAGE OF TOTAL CAPITAL STOCK: The Board's aggregate holding, not including the significant shareholders PORTMAN BAELA, S.L. and CASA GRANDE DE CARTAGENA, S.L., amounted to 0.465% at 31 December 2005.

SECTION A.3.: RIGHTS ON SHARES OF THE COMPANY: In the following note on directors' remuneration, there is information on the remuneration system that led to those allocations to executive directors.

SECTION B.1.8.A): DIRECTORS' REMUNERATION: Grupo Ferrovial, S.A. wishes to publicly disclose individual directors' remuneration, in accordance with the bylaws.

Accordingly, this document and the annual report contain a breakdown of the per diems and attendance fees for the Board of Directors, Executive Committee and Advisory Committee meetings, and the bylaw-mandated amounts, in accordance with the calculation detailed in section B.1.11:

	Per diems	Bylaw-mandated fees	TOTAL
Rafael del Pino y Calvo-Sotelo	78,250.00	85,500.00	163,750.00
Santiago Bergareche Busquet	71,750.00	74,812.50	146,562.50
Jaime Carvajal Urquijo	59,500.00	53,437.50	112,937.50
Joaquín Ayuso García	60,250.00	42,750.00	103,000.00
Fernando del Pino y Calvo-Sotelo	58,250.00	42,750.00	101,000.00
Portman Baela S.L.	42,250.00	42,750.00	85,000.00
Casa Grande de Cartagena S.L.	49,750.00	42,750.00	92,500.00
Juan Arena de la Mora	51,000.00	42,750.00	93,750.00

Santiago Eguidazu Mayor	63,250.00	42,750.00	106,000.00
Gabriele Burgio	49,750.00	42,750.00	92,500.00
José María Pérez Tremps	60,250.00	42,750.00	103,000.00
TOTAL	644,250.00	555,750.00	1,200,000.00

SECTION B.1.8.D): With respect to total directors' remuneration as a percentage of profit attributed to the parent company, article 25 of the Bylaws establishes a cap for the overall amount of directors' compensation at 3% of consolidated profit in the year attributable to the company; the amount was set at 1,200,000 euro in 2005.

PERCENTAGE OF PROFIT:

Bylaw-mandated remuneration represents 0.288% of the consolidated earnings attributable to the company in the year.

SECTION B.1.9: As in previous years, Grupo Ferrovial wishes to break down the total remuneration received by senior management in 2005:

- Fixed remuneration: 1,752 thousand euro.
- Variable remuneration: 1,661 thousand euro.
- Stock options and/or other financial instruments: 7,142 thousand euro.

Regarding this specific item:

1.- The amounts received in 2005 correspond to the interested parties' rights to receive the amount of the share appreciation between the dates of granting the right and exercising it, which can only be done between three years and six years after the right was granted; that right and the specific amount depend on attaining minimum profitability levels.

2.- Those rights arise from a plan that pegs remuneration to the share price which was authorised by the Shareholders' Meetings on 21 March 2000 and 30 March 2001.

3.- The Grupo Ferrovial, S.A. share price appreciated 330% between 31 December 2000 and 31 December 2005.

4.- In order to offset the possible impact on the company's net worth of those (or other) remuneration systems, the company arranged equity swaps with financial institutions to ensure that, when the remuneration had to be paid, Grupo Ferrovial would receive an amount equal to the share appreciation, so the remuneration payments have not had any impact on company earnings. The company's annual report provides more information on the equity swaps.

Senior managers received 42 thousand euro as members of the boards of directors of other group, multi-group or associated undertakings.

- Loans granted: none were granted.
- Life assurance premiums: 9 thousand euro

In 2005, the company did not make any contributions to pension funds or plans and it did not undertake any obligations in this respect.

The persons considered in calculating these amounts are those identified in SECTION B.1.9. Remuneration for senior managers who are also executive directors is not included since it is disclosed in section B.1.8 a).

On 26 March 2004, the Shareholders' Meeting approved a stock options plan applicable to Board members with executive functions and to senior managers directly answerable to the Board or to its delegate bodies.

The plan consists of granting stock options of Grupo Ferrovial, S.A., which can only be exercised between three and six years after granting, so they cannot be exercised until 2007. This right is conditional upon attainment of a minimum rate of return on consolidated equity.

Each option corresponds to one share and the total number of options that can be granted under the plan cannot exceed 1,700,000, equivalent to 1,700,000 shares (1.21% of capital of Grupo Ferrovial, S.A.).

The option's strike price is the average share price in the twenty stock market sessions prior to the date on which the options were granted.

The premium to be paid by the beneficiary is one (1) euro per share.

In order to offset future appreciation in the Company's share value, a hedge was arranged with a financial institution.

The Comisión Nacional del Mercado de Valores was informed of the system on 26 and 31 March and 7 May 2004.

The percentage of options allocated to those persons with respect to the total number of options granted varies between a minimum of 0.95% and a maximum of 18.95%.

Section A.3 specifies the stock options allocated under this remuneration system for executive directors.

SECTION B.1.10.: Eight of the contracts between the company and senior managers, including two executive directors, envisage the right to receive indemnities in the event of unfair dismissal as established in article 56 of the Workers' Statute.

In order to enhance their loyalty and permanence, deferred remuneration has been granted to seven senior managers. This is an extraordinary remuneration item that is effective only when one of the following circumstances occur:

(i) A senior manager leaves by mutual agreement upon reaching a certain age.
(ii) Unfair dismissal or severance without just cause prior to the date on which the senior manager reaches the age initially agreed upon, if the amount is higher than that resulting from applying the Workers' Statute.
(iii) Death or disability of a senior manager.

To cover this incentive, the company makes annual contributions to a group savings insurance, in which the company is both the policyholder and beneficiary; they are quantified according to a certain percentage of the total monetary remuneration of each senior manager. The amount paid for this item in 2005 totalled 1,442 thousand euro.

SECTION B.1.12.: Although the information is not significant, the Company was informed in 2003, and disclosed it in the 2003 and 2004 corporate governance reports, the investment made by CASA GRANDE DE CARTAGENA, S.L. in an investment company created by Nmás1, whose Executive Chairman is an independent director of Ferrovial, Santiago Eguidazu Mayor. This was notified to the Board of Directors which, in view of the nature of the brokerage services provided by Nmás1 and the amount of fees that they are likely to represent as a proportion of the revenues of this firm, concluded, after a report by the Nomination and

Remuneration Committee, that the transaction did not alter the conditions of the Director's independence in accordance with the Regulation. The discussions and votes were made with the abstention of the interested party, Mr. Eguidazu Mayor.

SECTION B.1.31. POLÁN, S.A., which owns the stake in Grupo Inmocaral, S.A., has ownership links with persons who belong to the controlling family group referred to in the section on OWNERSHIP STRUCTURE.

C. RELATED-PARTY TRANSACTIONS.

I.- COMMON NOTES ON RELATED-PARTY TRANSACTIONS.

In accordance with the Board of Directors Regulation of Grupo Ferrovial, all transactions with significant shareholders, directors and senior managers and with their related parties require authorisation from the Board of Directors, after a report by the Audit and Control Committee.

In all cases, the transactions were made on an arm's-length basis in the normal course of company and group business.

The Company provides information about these transactions in accordance with the definitions and criteria stated in Ministry of Economy and Finance Order EHA/3050/2004, dated 15 September, and CNMV Circular 1/2005, dated 1 April. That new framework logically means significant differences in criteria with respect to the information in the 2004 corporate governance report, so this must be taken into account when analysing or comparing the 2004 information.

II.- NOTES TO SECTION C.1: TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS

1.- Details of the transactions made in 2005 with significant shareholders, with members of the controlling family group (except those members who are also Company Directors, whose information is stated in the following section) and with entities closely linked to that group, in accordance with the section on the COMPANY'S OWNERSHIP STRUCTURE:

2.- In addition to those transactions, there were two minor transactions with significant shareholders which consisted of providing assembly, repair

and maintenance services at homes or headquarters of a non-material amount and duration and always on an arm's-length basis, the aggregate amount of which was 5,000 euro.

III.- NOTES ON SECTION C.2.: TRANSACTIONS WITH DIRECTORS AND SENIOR MANAGERS.

1.- The transactions that were made in 2005 with Directors and Senior Management of the Company are listed in Section C.2. They include transactions with Banesto, NH Hoteles, Bankinter, Ericsson, TPI and Aviva were completed, in accordance with section 2 of Order EHA/3050/2004, since certain directors of the Company are members of the Board of Directors of those companies.

2.- In addition to those transactions, transactions with directors and senior managers in 2005 totalled 6,000 euro for the provision of assembly, repair and maintenance services and minor work at homes for a non-material amount and duration and always on an arm's-length basis. In 2005, the Company received advisory services amounting to 4 thousand euro provided by persons related to directors and senior management.

3.- As stated in Note B.1.9, no loans were granted in 2005. Repayments of loans granted in prior years amounted to 50 thousand euro.

IV.- NOTES TO SECTION C.3.: TRANSACTIONS WITH GROUP COMPANIES.

Below are detailed the significant transactions between the companies that belong to Grupo Ferrovial which form part of the company's normal operations with regard to their purpose and conditions and have not been eliminated in consolidation.

As detailed in the Company's Notes to financial statements, balances and transactions relating to construction work performed by the construction division for the infrastructure concession companies are not eliminated upon consolidation since those transactions are understood to be construction contracts performed for third parties since the final owner of the work performed is the granting administration from both an economic and legal standpoint.

In 2005, Grupo Ferrovial's construction division billed the infrastructure division for the work performed, and for advances related to that work, a total of 520,395 thousand euro and recognised 470,398 thousand euro as revenue for that work.

The profit on those transactions that was not eliminated upon consolidation, which is attributable to Grupo Ferrovial's stake in the concession companies that received the services, amounted to 14,947 thousand euro, net of taxes and minority interests.

This annual corporate governance report was approved by the company's Board of Directors on 22 February 2006.

Indicate the directors who voted against, or abstained from approving, this report.